FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece

Press release

Q3 2006 results

+48% growth in net profit to €791 million

29% return on equity

(€ millions)	30.9.06	30.9.05	±%
Net profit attributable to NBG shareholders	791.4	534.5	+48%
Net profit attributable to NBG shareholders (excluding Finansbank)	766.1	534.5	+43%
Pre-tax profits from SE Europe	84.4	64.3	+31%
Return on equity	28.8%	29.5%	-70	bps
Cost / Income	49.4%	52.6%	-320	bps
Earnings per share	€1.85	€1.51	+23%

The 9-month results are a confirmation of our strategy in Greece and abroad. Our overall profits have led to the highest return on capital among the Greek banks and one of the highest internationally, an achievement that underscores our commitment to delivering value to our shareholders.

Finansbank results – the first to be consolidated into the Group – were especially encouraging, surpassing our expectations. All products exhibited a strong performance, especially lending to households and to SMEs. The strong third quarter results, following on the emerging market turmoil, confirm the bank’s dynamism and resilience.

With the conclusion of the recent acquisitions in Turkey and Serbia, the Group has begun to reach critical mass in the region. This footprint, in combination with the continued expansion in Greece, despite increasingly higher competition, will comprise the competitive advantage of the Group in the forthcoming years.  With the 2007-2009 business plan, which will be announced towards end February 2007, we will set forth our strategy for capitalizing on this competitive advantage to the benefit of our shareholders, our customers and our employees.

Athens, November 2006

Takis Arapoglou

Chairman and CEO

Group net profit after tax and minorities grew to €791.4 million in 9m 2006, up 48% vis-à-vis 9m 2005. These results include profits by Finansbank amounting to €25.3 million (NBG’s 46% share), which relate to the 43-day period following the signing of the acquisition on 18 August to the end of the quarter. If the Finansbank results are excluded from the total, Group profit for 9m 2006 stood at €766.1 million, up 43% y-o-y.

On a quarterly basis, the Group’s net profit (excluding non-recurring income), grew by 18% to €237 million, despite the negative seasonality of the summer months.

This performance reflects, above all, a continuous improvement in the Group’s core income, which offset the negative impact of the seasonality marking Q3, and served to keep operating income from core banking business at the same high level as in the previous quarter. On an annual basis, Group income posted a robust increase of around 16%.

The Group’s operating costs grew by 4.7% on an annual basis, despite the 17% rise in operating expenses in SE Europe as a result of the expansion in the Group’s activities in the region and the increased investments that this requires. Success in cost containment is reflected in the Group’s efficiency ratio, which stood at 49.4%, i.e. an improvement of 320 basis points y-o-y.

	9months
	2006	2005	±%
NBG Group net profit (excl. Finansbank)	766.1	534.5	+43%
Finansbank contribution:
Profit after tax	56.1
Minority	(30.7)
NBG’s share	25.3
NBG Group profit	791.4	534.5	+48%

Strong core income leads profitability to historic highs

The improvement in the Group’s core income reflects consistent growth in interest income as well as commission income. The Group’s net interest income for the 9-month period amounted to €1,365 million, up 17% y-o-y. This increase reflects an improvement in the asset mix via the continued expansion of the retail loan book, which now represents over 63% of the total loan book.

The dynamic improvement in interest income is reflected also in the 4% growth posted from Q2 to Q3 2006, leading net interest income in Q3 to a record high of €478 million. Despite the upward climb of ECB interest rates, the Group’s sound asset structure contributed to a further improvement in net interest margin to 3.50% in Q3 2006 from 3.16% in 2005.

In the first 9 months of 2006, net commission income rose to €350 million. While intense and generalized competition caused retail commissions to remain unchanged, other sources of fees and commissions offset the drag, pushing up overall commission income by 15% y-o-y.

Commission income (€ millions)	30.9.06	30.9.05	±%
Retail loans	76.4	76.9	-0.6%
Corporate loans	62.2	54.7	13.7%
Intermediation & deposits	109.2	101.5	7.5%
Investment banking	57.2	46.4	23.4%
Fund management	45.3	26.0	73.9%
Total commission income	350.2	305.5	14.6%

Income from the insurance business also improved, rising to €80 million compared with €74 million during the same nine months of 2005, up 8%. If the requirement for the formation of extraordinary insurance reserves of €13 million during the year is not taken into account, the rate rises to 26% on a comparable basis relative to Q3 2005. This positive development reflects the ongoing restructuring in the Group’s

2

operations and the growing contribution of the life and group insurance segments due to the promotion of new Bancassurance products to NBG’s broad customer base. Indeed, it is notable that for the first time in the history of the business, the production of life insurance premiums in 9-month 2006 exceeded the corresponding production of the general insurance segments.

Retail banking continues to post dynamic growth

Total Group loans (excluding Finansbank) topped €34 billion, up 17.3% y-o-y. During the same period, retail lending experienced spectacular growth of 24.4% y-o-y.

Group loans (€ billions)	30.9.06	30.9.05	±y-o-y%
Retail	21.4	17.3	24.4%
Corporate	12.6	11.7	6.8%
Total	34.0	29.0	17.3%
% Retail / Loans	63.1%	59.5%	—
% net NPLs	1.1%	1.1%	—

Mortgage lending continues to be the driving force behind the growth in the retail portfolio, comprising 40% of loans. In September 2006, the mortgage lending  portfolio  (excluding Finansbank)  stood at €13.6 billion,  up  27% y-o-y, affirming NBG’s dominance in the mortgage lending market in Greece, in which it has a 25% share. At the end of the period, disbursements of new mortgages topped €2.5 billion, of which €0.9 billion were disbursed in Q3, posting a strong quarterly growth in the region of 11%.

Consumer loan and credit card balances (excluding Finansbank) amounted to €3.9 billion at the close of Q3 2006, posting annual growth of around 25%. This loan expansion served to enhance both interest income and commission income. Particularly fast growth (22% on a quarterly basis) was presented by personal loans. In Q3, the credit card balance remained unchanged compared with the previous quarter, reflecting the relative saturation in this market segment.

Lending to corporates and professionals (excluding Finansbank) amounted to €15 billion at the end of Q3 2006. A key player was the domestic small business and professionals loan book (i.e. financing to small businesses with a turnover below €2.5 million) and the medium-sized enterprise loan book (with turnover of €2.5-€50 million), which posted annual growth of 31% and 20%, respectively. Notably, the SME customer base grew by some 4,000 newcomers over the 9-month period, reflecting the strong effort put in by NBG’s special sales teams.

The large corporate loan book grew to €9.1 billion, posting annual growth of 3%. To obtain further expansion in this book, specific procedures for expanding and exploiting our cross-selling potential have been implemented, especially in high-performing lending categories such as project finance and trade finance, particularly in collaboration with the corresponding units at Finansbank.

A strong presence in SE Europe

Organic growth in SE Europe continues to be a strategic priority for the NBG Group alongside the ongoing M&A activity. Total investment carried out in the region (before acquisitions) was approximately €30 million in the 9-month period, and is expected to top a historic high of €42 million by the end of the year. The Group’s presence in the region was enhanced by the opening of 60 new units over the course of the past 12 months, while the

3

outlook is for the Group to have 350 fully operational units by the end of the year. With the addition of Vojvodjanska’s 175 units in Serbia, the Group’s network in the region is expected to number over 600 units by the end of 2007, close to the size of NBG’s domestic branch network.

The Group’s lending in the region has grown by a spectacular 40% on an annual basis, to over €2.8 billion. Once again retail lending was the driving force behind this growth, as the total retail portfolio expanded at a rate of 53% annually. The Group’s total market share continues to grow at the same time as the quality of its loan book steadily improves. Importantly, increased lending has been accompanied by a decline, since the beginning of the year, in the share of NPLs to gross loans, to below 5%.

Despite the considerable costs incurred by the rapid expansion in the branch network, the positive performance of operations in the region boosted the Group’s profitability. The pre-tax profits of the Group’s SE European units in the 9-month period have already exceeded the annual profits of 2005, at €84.4 million, up 31% y-o-y.

Further broadening of the deposit base

Group deposits (excluding Finansbank) grew by 6% y-o-y to €45.5 billion. The highest growth was posted by time deposits, as they absorbed fund outflows from mutual funds. In the mutual fund segment, despite the relatively poor market environment, the Group succeeded in raising its market share in total mutual funds under management by 110 basis points to 25.7%. Especially noteworthy is the improvement in the market share in equity and bond funds, from 11.3% to 12.2% during this 9-month period.

This growth trend helped keep the loan-to-deposit ratio at the low level of 75%, which provides ample room for further improvement in the balance sheet mix.

The Group’s efficiency continues to improve

Despite the Group’s expanding business in SE Europe, the increase in operating expenses has been low compared with 9month 2005, up 4.7%, due primarily to the containment in domestic operating costs (up by just 3.6%).

Operating expenses (€ millions)	30.9.06	30.9.05	±%
Staff costs	638.8	608.9	4.9%
Administrative expenses	279.3	259.3	7.7%
Depreciation	80.7	85.4	-5.5%
Total operating expenses	998.8	953.6	4.7%
Cost / income	49.4%	52.6%	-320.	bps.

In particular, staff costs were unchanged q-o-q, and totalled €639 million in 9m 2006. It should be noted that since negotiations regarding wage increases have yet to be completed, their impact will be reflected as soon as these are finalised.

The containment of costs combined with the rise in income has kept the Group’s efficiency ratio below 50% throughout 2006. In the first 9 months of the year, the ratio stood at 49.4%, compared with 52.6% in the 9-month period in 2005.

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The acquisition of Finansbank broadens the profit base

Finansbank consolidated profits in the 9-month period in 2006 reached YTL 393.6 million (€223.8 million), exceeding already the total profit for 2005 (YTL 388.9 million). Of this amount, YTL 98.6 million (€56.1 million) was accrued during the 43 days between the finalization of the acquisition deal and the close of Q3.

The upward momentum in Finansbank’s profitability reflects the dynamic performance of its operations, which continues in spite of the negative higher interest rate environment. Specifically, lending continued to expand at a rapid pace, topping YTL 11.7 billion (€6.1 billion) in September 2006, up 38% on a ytd basis, suggesting overperformance compared with the end year target of 50%. As a result of this good performance, its market share stood at the historic high of 5.6% compared with 5.1% in September 2005.

Retail banking is the key growth driver, particularly mortgages where lending more than doubled during the 9-month period. Corporate lending also grew impressively to YTL 5.3 billion, up 41% on an annual basis. Despite the rapid growth in lending, the quality of the loan has improved, as the NPL ratio declined to the low level of 2.2% as against 2.6% in 2005.

Total deposits stood at YTL 8.8 billion (€4.6 billion), compared with YTL 6.2 billion at the end of 2005 (up 42%). Deposits in local currency topped YTL 4.0 billion, up 23% during the 9-month period and 43% annually.

The share capital increase enhances capital adequacy and secures the continued expansion of the Group

The Group’s capital base strengthened yet further in 9-month 2006, as reflected in its capital adequacy ratios.

The Total Tier-I Capital Adequacy ratio, subsequent to the share capital increase and the acquisition of a 46% shareholding in Finansbank, stands at 14.9%, up 260 basis points on the ratio for end-year 2005. Similarly, the Core Tier-I ratio stands at 12.2%, well above the minimum level required by the regulatory authorities, thereby ensuring for the Group a solid base on which to build its business further in Greece, as well as to successfully complete the offering to minority shareholders in Finansbank and the acquisition of Vojvodjanska Banka.

Capital adequacy ratios	30.9.06	31.12.05
Core Tier-I CAD Ratio	12.2%	8.9%
Total Tier-I CAD Ratio	14.9%	12.3%
Total CAD Ratio	17.5%	15.2%

5

Group income statement

€ millions	9m.06	9m.05	±%	Q3.06	Q2.06	±%
Net interest income	1 365.1	1 165.4	17%	478.2	459.2	4%
Net commission income	350.2	305.5	15%	112.2	120.3	-7%
Net premiums from insurance contracts	80.3	74.2	8%	23.2	29.8	-22%
Dividend income	9.4	9.8	-4%	1.1	6.9	-84%
Income from private equity	40.1	24.3	65%	5.8	5.1	14%
Other income	76.8	73.6	4%	17.5	37.6	-54%
Operating income	1 921.9	1 652.8	16%	638.0	658.9	-3%
Earnings from financial transactions	75.6	140.5	-46%	18.0	0.0	—
Total income	1 997.5	1 793.3	11%	656.0	658.9	0%
Staff costs	(638.9)	(608.9)	5%	(214.5)	(212.3)	1%
Administrative expenses	(279.3)	(259.3)	8%	(96.7)	(97.9)	-1%
Depreciation and amortization	(80.7)	(85.4)	-6%	(25.1)	(27.5)	-9%
Total operating expenses	(998.9)	(953.6)	5%	(336.3)	(337.7)	0%
Impairment losses on loans & advances	(193.5)	(161.6)	20%	(63.1)	(64.4)	-2%
Operating profit	25.8	21.2	22%	17.5	2.8	526%
Share of profit of associates	(45.3)			(21.4)	(23.9)	-10%
Profit before tax	785.6	699.3	12%	252.7	235.6	7%
Tax	(125.7)	(155.7)	-19%	(30.2)	(44.6)	-32%
Net profit from discontinued operations	118.1	23.3	407%	0.0	111.1	-100%
Minority interests	(11.9)	(32.3)	-63%	(2.5)	(5.9)	-57%
Net profit attributable to NBG shareholders (pre- Finansbank)	766.1	534.5	43%	220.0	296.2	-26%
Net profit of Finansbank	56.1	—	—	56.1	—	—
Minority interests of Finansbank	(30.8)	—	—	(30.8)	—	—
Net profit attributable to NBG shareholders	791.4	534.5	48%	245.3	296.2	-17%

6

Consolidated balance sheet	millions €

	30.9.06	31.12.05	±%
Assets
Cash & balances with central banks	2 605.1	2 431.3	7%
Due from banks (net)	4 395.5	4 085.2	8%
Loans & advances to customers (net)	32 778.7	29 528.2	11%
Financial assets	18 949.2	16 987.2	12%
Property, equipment & intangible assets	2 224.3	2 078.1	7%
Other assets	2 819.0	2 584.4	9%
Assets classified as held for sale	—	2 732.2	—
Total assets	63 771.8	60 426.6	6%

	30.9.06	31.12.05	±%
Liabilities
Due to customers	45 520.8	43 350.1	5%
Due to banks	5 626.7	5 363.5	5%
Other borrowed funds	935.5	957.0	-2%
Other liabilities	4 165.0	4 180.3	0%
Liabilities classified as held for sale	—	2 259.2	—
Total liabilities	56 247.9	56 110.1	0%
Minority interest & Hybrid	1 176.2	1 192.6	-1%
Shareholders’ equity	6 347.7	3 123.8	103%
Total equity & liabilities	63 771.8	60 426.5	6%

Group loans

(€ millions)	30.9.06	31.12.05 *	±%	30.9.05*	±%
Mortgages	13 624.1	11 820.3	15.3%	10 754.2	26.7%
Consumer	3 893.4	3 238.5	20.2%	3 123.7	24.6%
Credit cards	1 537.1	1 536.0	0.1%	1 548.0	-0.7%
Small businesses	2 407.0	2 040.7	17.9%	1 831.4	31.4%
Retail	21 461.5	18 635.5	15.0%	17 257.3	24.4%
Corporate	12 509.7	11 978.7	4.7%	11 710.0	6.8%
Total loans & advances to customers	33 971.2	30 614.2	11.0%	28 967.4	17.3%
Less: Allowance for impairment on loans & advances to customers	1 192.5	1 086.0	9.8%	1 156.1	3.2%
Loans & advances to customers (net)	32 778.7	29 528.2	11.0%	27 811.3	17.9%

* excluding discontinued operations

Group deposits

(€ millions)	30.9.06	31.12.05*	±%	30.9.05*	±%
Savings	25 096.2	25 916.3	-3.2%	25 341.3	-1.0%
Sight	5 863.9	6 108.8	-4.0%	5 231.8	12.1%
Core deposits	30 960.1	32 025.1	-3.3%	30 573.1	1.3%
Time	14 064.1	10 703.7	31.4%	11 141.6	26.2%
Total deposits	45 024.2	42 728.8	5.4%	41 714.7	7.9%
Repos	144.4	247.4	-41.6%	996.3	-85.5%
Other due to customers	352.2	373.9	-5.8%	391.3	-10.0%
Total due to customers	45 520.8	43 350.1	5.0%	43 102.4	5.6%

* excluding discontinued operations

7

NATIONAL BANK OF GREECE S.A.

Condensed Consolidated Interim Financial Statements

30 September 2006

In accordance with

International Financial Reporting Standards

November 2006

Table of Contents

Note

Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Statement of Changes In Equity
Consolidated Cash Flow Statement
Notes to the condensed consolidated interim financial statements:
1	General information
2	Summary of significant accounting policies:
2.1 Basis of presentation
2.2 Adoption of International FinancialReporting Standards (IFRS)
3	Capital adequacy and Credit ratings
4	Segment reporting
5	Net interest income
6	Net fee & commission income
7	Net premia from insurance contracts
8	Other operating income
9	Personnel expenses
10	Retirement benefit obligations
11	Impairment losses on loans and advances
12	Tax expense
13	Earnings per share
14	Financial assets at fair value through P&L
15	Derivative financial instruments
16	Loans & advances to customers (net)
17	Investment securities
18	Investment property
19	Investments in associates
20	Goodwill & other intangible assets
21	Property & equipment
22	Other assets
23	Assets and liabilities held for sale and discontinued operations
24	Due to banks
25	Due to customers
26	Debt securities in issue
27	Other borrowed funds
28	Insurance related reserves & liabilities
29	Other liabilities
30	Contingent liabilities & commitments
31	Share capital, share premium & treasury shares
32	Reserves & retained earnings
33	Minority interest
34	Undated Tier I perpetual securities
35	Dividends per share
36	Cash & cash equivalents
37	Related party transactions
38	Acquisitions, disposals & other capital transactions
39	Group consolidated companies
40	Post balance sheet events
41	Restatements & reclassifications
42	Foreign Currency rates

Consolidated Income Statement

		9 month period ended		3 month period ended
€ 000’s	Note	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Continuing Operations
Interest and similar income		2.299.627	1.764.707	926.984	617.024
Interest expense and similar charges		(850.107)	(599.319)	(364.363)	(209.386)
Net interest income	5	1.449.520	1.165.388	562.621	407.638

Fee and commission income		416.140	329.185	160.718	116.929
Fee and commission expense		(34.311)	(23.726)	(16.883)	(10.593)
Net fee and commission income	6	381.829	305.459	143.835	106.336

Earned premia net of reinsurance		488.811	400.122	165.016	124.614
Net claims incurred		(408.496)	(325.904)	(141.814)	(95.903)
Net premia from insurance contracts	7	80.315	74.218	23.202	28.711

Dividend income		9.424	9.796	1.109	1.537
Net trading income		(19.152)	26.204	(32.266)	58.947
Net result from investment securities	17	97.783	114.312	53.263	20.836
Other operating income	8	119.644	97.925	26.050	45.537
Total operating income		2.119.363	1.793.302	777.814	669.542

Personnel expenses	9&10	(710.769)	(608.879)	(262.504)	(209.413)
General & administrative expenses		(276.468)	(230.191)	(109.233)	(78.332)
Depreciation, amortisation and impairment charges		(82.885)	(85.406)	(27.342)	(28.193)
Other operating expenses		(22.219)	(29.127)	(6.862)	(11.998)
Total operating expenses		(1.092.341)	(953.603)	(405.941)	(327.936)

Impairment losses on loans and advances	11	(199.405)	(161.632)	(69.005)	(61.912)
Share of profit of associates	19	25.821	21.227	17.493	9.793
Profit before tax		853.438	699.294	320.361	289.487

Tax expense	12	(137.436)	(155.696)	(41.958)	(78.705)
Profit for the period from continuing operations		716.002	543.598	278.403	210.782

Discontinued operations
Profit for the period from discontinued operations	23	118.074	23.276		8.147
Profit for the period		834.076	566.874	278.403	218.929

Attributable to:
Minority interests	33	42.670	32.326	33.200	15.179
NBG equity shareholders		791.406	534.548	245.203	203.750

Earnings per share- Basic & Diluted from continuing & discontinued operations	13	€1,85	€1,51	€0,60	€0,57
Earnings per share- Basic & Diluted from continuing operations	13	€1,55	€1,44	€0,60	€0,55

Athens, 29 November 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 39 form an integral part of these condensed consolidated interim financial statements

Consolidated Balance Sheet

€ 000’s	Note	30.09.2006	31.12.2005
ASSETS
Cash and balances with central banks		3.204.189	2.431.287
Treasury bills and other eligible bills		313.751	177.023
Due from banks (net)		5.686.070	4.085.204
Financial assets at fair value through P&L	14	13.236.925	13.667.471
Derivative financial instruments	15	333.742	309.030
Loans and advances to customers (net)	16	38.920.872	29.528.178
Investment securities	17	4.293.875	2.833.661
Investment property	18	144.896	126.506
Investments in associates	19	255.126	249.152
Goodwill & other intangible assets	20	1.860.102	65.911
Property & equipment	21	1.994.897	1.885.713
Deferred tax assets		239.071	217.417
Insurance related assets and receivables		740.192	637.916
Other assets	22	1.841.409	1.479.888
Assets classified as held for sale	23	—	2.732.203
Total assets		73.065.117	60.426.560

LIABILITIES
Due to banks	24	6.245.968	5.060.850
Derivative financial instruments	15	237.763	302.698
Due to customers	25	50.127.406	43.350.120
Debt securities in issue	26	1.005.757	175.297
Other borrowed funds	27	2.769.248	956.988
Insurance related reserves and liabilities	28	1.903.513	1.734.249
Deferred tax liabilities		73.632	102.359
Retirement benefit obligations	10	218.688	207.725
Other liabilities	29	2.319.842	1.960.701
Liabilities classified as held for sale	23	—	2.259.165
Total liabilities		64.901.817	56.110.152

SHAREHOLDERS’ EQUITY
Share capital	31	2.374.886	1.696.347
Share premium account	31	2.239.712	—
Less: treasury shares	31	(21.822)	(22.680)
Reserves and retained earnings	32	1.762.547	1.450.163
Equity attributable to NBG shareholders		6.355.323	3.123.830

Minority Interest	33	735.797	109.997
Undated tier I perpetual securities	34	1.072.180	1.082.581
Total shareholders’ equity		8.163.300	4.316.408

Total equity and liabilities		73.065.117	60.426.560

Athens, 29 November 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 39 form an integral part of these condensed consolidated interim financial statements

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the parent company
						Minority
						Interest &
						Undated
				Reserves &		tier I
	Share	Share	Treasury	Retained		perpetual
€ 000’s	capital	premium	shares	earnings	Total	securities	Total
At 1 January 2005	1.492.090	32.393	(210.128)	930.587	2.244.942	1.102.731	3.347.673
Movement in the available for sale securities reserve, net of tax	—	—	—	(51.427)	(51.427)	(615)	(52.042)
Currency translation differences	—	—	—	(572)	(572)	17.328	16.756
Profit/(loss) recognised directly in equity	—	—	—	(51.999)	(51.999)	16.713	(35.286)
Net Profit/(loss) for the period	—	—	—	534.548	534.548	32.326	566.874
Total	—	—	—	482.549	482.549	49.039	531.588
Issue of preferred securities	—	—	—	(3.423)	(3.423)	230.000	226.577
Dividends to preferred securities	—	—	—	(10.343)	(10.343)		(10.343)
Share capital issue costs	—	—	—	(1.493)	(1.493)	(717)	(2.210)
Dividends to ordinary shareholders	—	—	—	(193.355)	(193.355)	(11.051)	(204.406)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	8.684	8.684	14.525	23.209
Purchases/ disposals of treasury shares & preferred securities	—	—	3.247	1.556	4.803	1.200	6.003
Balance at 30 September 2005	1.492.090	32.393	(206.881)	1.214.762	2.532.364	1.385.727	3.918.091
At 1 October 2005	1.492.090	32.393	(206.881)	1.214.762	2.532.364	1.385.727	3.918.091
Movements from 1.10.2005 to 31.12.2005	204.257	(32.393)	184.201	235.401	591.466	(193.149)	398.317
Balance at 31 December 2005	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(56.057)	(56.057)	(5.510)	(61.567)
Currency translation differences	—	—	—	(53.894)	(53.894)	(28.587)	(82.481)
Profit/(loss) recognised directly in equity	—	—	—	(109.951)	(109.951)	(34.097)	(144.048)
Net Profit/(loss) for the period	—	—	—	791.406	791.406	42.670	834.076
Total	—	—	—	681.455	681.455	8.573	690.028
Share capital increase	678.539	2.321.960	(7.042)	—	2.993.457	—	2.993.457
Dividends to preferred securities	—	—	—	(53.927)	(53.927)	—	(53.927)
Share capital issue costs after taxes		(82.248)		20.373	(61.875)	—	(61.875)
Dividends to ordinary and minority shareholders	—	—	—	(338.558)	(338.558)	(10.196)	(348.754)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	1.237	1.237	617.022	618.259
Purchases/ disposals of treasury shares & preferred securities	—	—	7.900	1.804	9.704	—	9.704
Balance at 30 September 2006	2.374.886	2.239.712	(21.822)	1.762.547	6.355.323	1.807.977	8.163.300

Analysis of the changes in equity is presented in notes 31 to 34 of these financial statements

The notes on pages 7 to 39 form an integral part of these condensed consolidated interim financial statements

Consolidated Cash Flow Statement

		9-month period ended
€ 000’s	Note	30.09.2006	30.09.2005
Cash flows from operating activities
Profit for the period from continuing operations		716.002	543.598
Adjustments for:
Non-cash items included in profit and other adjustments:		145.461	104.583
Depreciation, amortisation & impairment on fixed assets & invest. property		82.885	85.406
Impairment losses on investments		272	547
Amortisation of premiums/discounts of investment securities		6.809	8.611
Credit loss expense / (recovery)		199.405	161.632
Equity income of associates		(25.821)	(21.227)
Deferred tax expense / (benefit)		6.764	5.574
Dividend income from investment securities		(7.078)	(4.787)
Net (profit) / loss on sale of fixed assets & investment property		(19.721)	(16.314)
Net (income) / expense on investment securities		(98.054)	(114.859)

Net (increase) / decrease in operating assets:		(1.585.199)	(2.161.079)
Net due from / to banks		1.172.778	1.096.396
Financial assets & liabilities at fair value through P&L		506.293	(3.743.984)
Acquisition / Proceed of sale of treasury bills and other eligible bills		(89.887)	25.618
Net derivative financial instruments		(77.442)	93.708
Net loans and advances to customers / due to customers		(2.771.144)	584.127
Other assets		(325.797)	(216.944)

Net increase / (decrease) in operating liabilities:		(6.270)	266.081
Income taxes paid		(166.011)	(148.727)
Other liabilities		159.741	414.808
Net cash flow from / (used in) operating activities from continuing operations		(730.006)	(1.246.817)
Net cash flow from / (used in) operating activities from discontinued operations		(2.268)	(30.197)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(1.613.294)	(3.796)
Disposals of subsidiaries, net of cash disposed		358.215	—
Acquisitions of associates, net of cash		(850)	(551)
Disposals of associates, net of cash		252	2.857
Dividends received from investment securities & associates		27.654	12.223
Purchases of fixed assets		(86.905)	(67.972)
Proceeds from sale of fixed assets		41.053	24.059
Purchases of investment property		(163)	(639)
Proceeds from sale of investment property		2.725	2.193
Purchases of investment securities		(2.706.156)	(1.605.051)
Proceeds from redemption and sale of investment securities		2.451.552	1.761.082
Net cash from / (used in) investing activities from continuing operations		(1.525.917)	124.405
Net cash from / (used in) investing activities from discontinued operations		286	36.135

Cash flows from financing activities
Share capital increase		2.993.457	—
Proceeds from borrowed funds and debt securities		—	586.143
Repayments of borrowed funds and debt securities		(117.871)	(25.098)
Proceeds from sale of treasury shares		40.053	15.075
Repurchase of treasury shares		(30.941)	(10.272)
Dividends to ordinary shareholders		(338.558)	(193.208)
Dividends to preferred securities		(35.121)	(10.343)
Minority interest		(10.174)	6.113
Share capital issue costs		(82.248)	—
Net cash from / (used in) financing activities from continuing operations		2.418.597	368.410
Net cash from / (used in) financing activities from discontinued operations		—	—
Effect of foreign exchange rate changes on cash and cash equivalents		(21.176)	115.144
Net increase/(decrease) in cash and cash equivalents		139.516	(632.920)
Cash and cash equivalents at beginning of period from continuing operations		3.127.260	4.930.174
Less: cash & cash equivalents at period end from discontinued operations		—	(61.453)
Cash and cash equivalents at end of period	36	3.266.776	4.235.801

The notes on pages 7 to 39 form an integral part of these condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Turkey,Egypt, South Africa and North America (discontinued operations).

The Board of Directors consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Directors are elected by the shareholders at their general meeting (GM) for a term of three years and may be re-elected. The term of the above members expires in 2007.  On 30 August 2006, employees’ representative, Mr A. Mylonopoulos elected as non-executive BoD member in the position of Mr G. Athanasopoulos due to his resignation.

These condensed consolidated interim financial statements have been approved for issue by the Bank’s Board of Directors, on 29 November 2006.

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation-Statement of compliance

The condensed consolidated interim financial statements of the Group (the “interim financial statements”) have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these Group’s interim consolidated financial statements as at and for the period ended 30 September 2006. The interim financial statements include Selected Explanatory Notes and they do not include all the information required for full annual consolidated financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2005. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated annual financial statements as at and for the year ended 31 December 2005.

However, owing to a specific interpretative approach adopted by the Group upon preparing of its 2005 interim financial statements, certain items reflected in the interim financial statements needed restatement. Therefore, although all the interim financial statements for the year 2005 incorporated the same accounting treatments as those that applied to the first annual IFRS financial statements as at and for the year ended 31 December 2005, the interim financial statements for the 9-month period ended 30 September 2005 should be restated for consistency. Furthermore, following the decision of the Group to sell its operations in North America, namely “Atlantic Bank of New York” and “NBG Canada” late in 2005, the comparative figures for 2005 should also be adjusted to reflect the results of operations from the discontinued operations. The restated financial statements are presented in note 41. The comparative figures used in these interim financial statements are the restated ones.

2.2 Adoption of International Financial Reporting Standards (IFRS) effective from 1 January 2006

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2005.

The new standards, amendments and interpretations to existing standards that are mandatory for the Group’s accounting periods beginning on 1 January 2006 are as follows:

—  IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment has only impacted the format and extent of disclosures presented in the accounts.

—  IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment has not had a significant impact on the Group’s financial position, as the Group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 30 September 2006 and 31 December 2005.

—  IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have a significant impact on the Group’s financial position.

—  IFRIC 4, “Determining whether an Arrangement contains a Lease” (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and this amendment had a limited impact to the format and extent of disclosures presented in the accounts on the Group’s operations.

—  IAS 21 (Amendment), “Net investment in a foreign operation” (effective from 1 January 2006). This amendment requires that when a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation. This amendment did not have a significant impact on the Group’s financial position.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

—  IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

—  IFRIC 7, ‘Applying the Restatement Approach under IAS 29 “Financial Reporting in Hyperinflationary Economies”, effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Group.

—  IFRIC 8, ‘Scope of IFRS 2 “ Share Based Payments”, effective for annual periods beginning on or after 1 May 2006. Management is currently examining the share based scheme adopted and will assess the impact of IFRIC 8 on this scheme.

—  IFRIC 9, ‘Reassessment of Embedded Derivatives’, effective for annual periods beginning on or after 1 June 2006. Management is currently evaluating the impact of the new IFRIC; and

—  IFRIC 10, Interim Financial Reporting and Impairment, effective for annual periods beginning on or after 1 November 2006. The Group will apply the new IFRIC from 2007.

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	30.09.2006	31.12.2005
Capital:
Upper Tier I capital	6.779	2.844
Lower Tier I capital	1.072	1.083
Deductions	(1.855)	(72)
Tier I capital	5.996	3.855
Upper Tier II capital	(45)	(49)
Lower Tier II capital	1.090	965
Deductions	(13)	(14)
Total capital	7.028	4.757

Risk weighted assets:
On Balance sheet (investment book)	33.850	27.864
Off Balance sheet (investment book)	4.165	2.083
Trading portfolio	2.223	1.360
Total risk weighted assets	40.238	31.307

Ratios:
Core	12,24%	8,9%
Tier I	14,90%	12,3%
Total	17,47%	15,2%

As at 30 September 2006, the capital base of the NBG Group computed using Bank of Greece rules (“BoG”) was €7.028 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €3.809 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

NOTE 4: Segment reporting

NBG Group manages its business through the following business segments:

•                 Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its local and foreign subsidiaries.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. This segment includes the results of the operations for NBG Canada and Atlantic Bank of New York (ABNY) for the period ended 30 September 2005, and the results of the operations for ABNY and the gain on sale of NBG Canada for the period ended 30 September 2006 both reclassified under profit from discontinued operations. Accordingly, included in this segment are the assets and liabilities classified as held for sale of ABNY (31 December 2005 both ABNY and NBG Canada).

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

Breakdown by business segment

€ ‘000s unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

9 month period ended 30 September 2006
Continuing Operations
Net interest income	975.235	160.449	123.148	24.143	311.424	(144.879)	1.449.520
Net fee & commission income	144.180	54.277	95.401	1.120	82.529	4.322	381.829
Other	64.269	(17.464)	64.193	97.754	16.050	63.212	288.014
Total operating income	1.183.684	197.262	282.742	123.017	410.003	(77.345)	2.119.363
Direct costs	(443.615)	(33.319)	(38.430)	(111.738)	(178.767)	(55.157)	(861.026)
Allocated costs & provisions	(318.144)	(32.235)	(13.271)	(639)	(36.508)	(29.923)	(430.720)
Share of profit of associates	—	—	—	—		25.821	25.821
Profit before tax	421.925	131.708	231.041	10.640	194.728	(136.604)	853.438
Taxes	(124.274)	(38.509)	(62.621)	(4.245)	(35.335)	127.548	(137.436)
Profit for the period from continuing operations	297.651	93.199	168.420	6.395	159.393	(9.056)	716.002

Discontinued operations
Profit for the period of discontinued operations	—	—	—	—	4.900	—	4.900
Profit on sale of discontinued operations	—	—	—	—	113.174	—	113.174
Profit for the period	297.651	93.199	168.420	6.395	277.467	(9.056)	834.076
Minority interest	—	—	(8.560)	(984)	(35.257)	2.131	(42.670)
Profit attributable to NBG shareholders	297.651	93.199	159.860	5.411	242.210	(6.925)	791.406

Segment assets at 30.09.2006 (in € million)	18.824	10.142	19.806	2.186	16.296	5.390	72.644

Segment liabilities at 30.09.2006 (in € million)	39.755	542	6.642	2.025	13.877	1.804	64.645

Other Segment items
Depreciation, amortisation & impairment charges	19.935	592	2.242	7.301	17.632	35.183	82.885
Provision for loans impairment & advances	131.584	7.695	—	—	31.297	28.829	199.405

Breakdown by business segment

€ ‘000s unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

9 month period ended 30 September 2005
Continuing Operations
Net interest income	801.702	158.479	118.370	18.387	134.465	(66.015)	1.165.388
Net fee & commission income	139.846	46.400	68.744	(189)	49.458	1.200	305.459
Other	35.581	(17.514)	80.649	119.503	20.197	84.039	322.455
Total operating income	977.129	187.365	267.763	137.701	204.120	19.224	1.793.302
Direct costs	(407.629)	(32.566)	(44.061)	(103.687)	(124.864)	(49.896)	(762.703)
Allocated costs & provisions	(245.559)	(65.080)	(14.987)	—	(25.495)	(1.411)	(352.532)
Share of profit of associates						21.227	21.227
Profit before tax	323.941	89.719	208.715	34.014	53.761	(10.856)	699.294
Taxes	(89.092)	(25.337)	(31.128)	(12.348)	(1.278)	3.487	(155.696)
Profit for the period from continuing operations	234.849	64.382	177.587	21.666	52.483	(7.369)	543.598

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	23.276	—	23.276
Profit for the period	234.849	64.382	177.587	21.666	75.759	(7.369)	566.874
Minority interest	—	—	(24.422)	(4.839)	(3.096)	31	(32.326)
Profit attributable to NBG shareholders	234.849	64.382	153.165	16.827	72.663	(7.338)	534.548

Segment assets at 31.12.2005 (in € million)	19.047	9.905	19.115	2.049	4.261	2.921	57.298

Segment liabilities at 31.12.2005 (in € million)	37.780	631	6.923	1.603	4.089	2.537	53.563

Other Segment items
Depreciation, amortisation & impairment charges	23.101	941	3.274	6.696	15.600	35.794	85.406
Provision for loans impairment & advances	71.658	39.588	—	—	22.156	28.230	161.632

NOTE 5: Net interest income

	30.09.2006	30.09.2005

Interest earned on:
Amounts due from banks	280.492	228.265
Securities and other financial instruments	453.185	288.961
Loans and advances to customers	1.555.571	1.241.068
Other interest earning assets	10.379	6.413
Interest and similar income	2.299.627	1.764.707

Interest payable on:
Amounts due to banks	(216.175)	(186.137)
Amounts due to customers	(556.074)	(377.360)
Debt securities in issue	(4.407)	(1.532)
Other borrowed funds	(50.733)	(19.689)
Other interest paying liabilities	(22.718)	(14.601)
Interest expense and similar charges	(850.107)	(599.319)
Net interest income	1.449.520	1.165.388

NOTE 6: Net fee and commission income

	30.09.2006	30.09.2005

Custody, brokerage & investment banking	58.135	46.350
Retail lending fees	93.133	76.855
Corporate lending fees	69.653	54.673
Banking fees & similar charges	114.220	101.547
Fund management fees	46.688	26.034
Total	381.829	305.459

NOTE 7: Net premia from insurance contracts

	30.09.2006	30.09.2005

Gross Written Premia	536.710	449.102
Less: Premia ceded to reinsurers	(59.811)	(58.773)
Change in unearned premium reserve	(10.975)	(2.695)
Reinsurers’ share of change in unearned premium reserve	12.979	(3.968)
Claims and benefits paid	(259.146)	(217.476)
Less: Claim recoveries from reinsurers	35.789	19.698
Change in insurance reserves	(136.031)	(77.127)
Less: Change in reinsurance asset for insurance reserves	7.890	5.165
Commission expense	(59.566)	(57.584)
Commission income from reinsurers	9.549	7.358
Other (incl. valuation of unit-linked)	2.927	10.518
Earned premia net of claims and commissions	80.315	74.218

NOTE 8: Other operating income

	30.09.2006	30.09.2005

Non-banking income:
Real estate rentals	10.273	9.919
Real estate gains	19.721	16.400
Hotel income	23.462	21.170
Warehouse fees	8.214	8.003
Total non-banking income	61.670	55.492
Private equity: Group share in investee entities and results from disposals	40.126	24.299
Other income	17.848	18.134
Total	119.644	97.925

NOTE 9: Personnel expenses

	30.09.2006	30.09.2005

Wages and Salaries	442.250	403.036
Social security costs & defined contribution plans	178.048	164.482
Pension costs: defined benefit plans (Note 10)	48.095	20.398
Other staff related benefits	42.376	20.963
Total	710.769	608.879

The average number of employees employed by the Group during the period to 30 September 2006 was 22.516 (30 September 2005: 20.890 continuing operations only). As at 30 September 2006, the number of Group employees was 28.753.

During 2005, bonuses of €2.631 were paid to employees, which should have been provided for in 2004. For this reason, “other staff related benefits” of 2005 were restated to €20.962 from €23.593 as previously reported. Profit attributable to shareholders and retained earnings of the Group for the period ended 30 September 2005 were restated accordingly.

NOTE 10: Retirement benefit obligations

The Bank and certain of its subsidiaries sponsor defined contribution and defined benefit plans for their employees. Some companies within the Group also provide termination indemnities.

Net periodic costs for defined benefit plans include the following components, which are recognised in the income statement for the periods ended:

	30.09.2006	30.09.2005
Current service cost	8.684	8.650
Interest cost on obligation	11.480	13.235
Expected return on plan assets	(6.558)	(5.643)
Amortisation of unrecognised actuarial losses	721	422
Amortisation of unrecognised prior service cost	40	40
Losses on curtailments and settlements	33.728	3.694
Pension costs – defined benefit plans	48.095	20.398

Losses on curtailments and settlements include the costs of the Voluntary Retirement Schemes of Ethnokarta, Ethniki Hellenic General Insurance and Astir Palace Vouliagmenis Group companies, amounting to €12.669, €10.700 and €10.299 respectively.

The aggregated funding status recognised in the consolidated balance sheet is reconciled below:

	30.09.2006	31.12.2005
Present value of funded obligations	338.966	315.889
Fair value of plan assets	(169.331)	(141.170)
	169.635	174.719
Present value of unfunded obligations	71.049	56.220
Unrecognised actuarial losses	(21.289)	(22.467)
Unrecognised prior service cost	(707)	(747)
Net Liability in balance sheet	218.688	207.725

The weighted average assumptions used to determine the net periodic pension costs are:

	30.09.2006	30.09.2005
Discount rate	4,4%	5,2%
Expected return on plan assets	6,6%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,2%	2,3%

The assumptions used in interim periods are those of the preceding year-end.

NOTE 11: Impairment losses on loans and advances

	30.09.2006	30.09.2005

Due from banks	(1)	(7)
Loans and advances to customers (Note 16)	199.406	161.639
Total	199.405	161.632

NOTE 12: Tax expense

	30.09.2006	30.09.2005

Income tax	126.276	147.844
Deferred tax	6.765	5.574
Other taxes	4.395	2.278
Total	137.436	155.696

Profit before tax	853.438	699.294
Tax calculated based on the current tax rate of 29% (2005: 32%)	247.497	223.774
Effect of tax rate reduction (5%) due to merger activity	(32.402)	(34.965)
Effect of different tax rates in other countries	(14.959)	(15.501)
Income not subject to taxation	(79.743)	(42.958)
Expenses non-deductible for tax purposes and other differences	22.864	26.226
Utilization of previously unrecognized tax losses	(5.821)	(880)
Tax expense	137.436	155.696
Effective tax rate for the reporting period	16,1%	22,3%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for both 2005 and 2006 as a result of the merger with the National Investment Company.

NOTE 13: Earnings per share

	From 1 January to
	30.09.2006	30.09.2005

Net profit attributable to equity holders of the parent	791.406	534.548
Less: dividends to preferred securities	(53.927)	(10.343)
Net profit attributable to NBG ordinary shareholders	737.479	524.205
Weighted average number of ordinary shares outstanding (millions)	399,10	347,04
Earnings per share basic and diluted from continuing and discontinued operations	€1,85	€1,51

The weighted average number of ordinary shares outstanding has been adjusted by 5.023.534 new shares issued in relation to the National Investment Company merger and by 2.670.367 shares issued in relation to the National Real Estate merger, from May 2005 and July 2005 respectively. In addition, the weighted average number of ordinary shares has been multiplied for all periods presented by a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue (see note 31 Share capital).

Earnings per share from continuing operations as at 30 September 2006 are €1,55 per share (30 September 2005: €1,44).

NOTE 14: Financial assets at fair value through P&L

	30.09.2006	31.12.2005

Assets at fair value through profit and loss	5.253.003	5.104.757
Trading Securities
Government Bonds	7.303.881	7.965.644
Other public sector bonds	—	12.555
Other debt securities	586.131	349.723
Equity securities	89.816	233.613
Mutual funds units	4.094	1.179
Total	13.236.925	13.667.471

NOTE 15: Derivative financial instruments

	Contract/notional	Fair values
At 30 September 2006	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	20.484.609	229.843	210.783
Foreign exchange derivatives	6.986.759	66.332	9.150
Other types of derivatives	397.825	2.038	1.717
Interest rate derivatives - Exchange traded	9.322.640	31.642	16.113
Foreign exchange derivatives - Exchange traded	27.415	—	—
	37.219.248	329.855	237.763
Derivatives designated as fair value hedges
Cross currency interest rate swaps	507.394	3.887	—
Total	37.726.642	333.742	237.763

	Contract/notional	Fair values
At 31 December 2005	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	25.229.010	216.515	260.730
Foreign exchange derivatives	6.187.045	57.484	25.496
Other types of derivatives	233.613	2.817	4.657
Interest rate derivatives - Exchange traded	12.695.204	32.214	11.815
Total	44.344.872	309.030	302.698

NOTE 16: Loans & advances to customers (net)

	30.09.2006	31.12.2005

Mortgages	14.560.519	11.820.277
Consumer loans	4.317.768	3.238.495
Credit cards	2.312.943	1.535.989
Small Business lending	2.407.000	2.040.700
Retail lending	23.598.230	18.635.461
Corporate lending	16.664.910	11.978.675
Total	40.263.140	30.614.136
Less: Allowance for impairment on loans & advances to customers	(1.342.268)	(1.085.958)
Total	38.920.872	29.528.178

Movement in allowance for impairment on loans and advances:

Balance at 1 January	1.085.958	1.076.140
IAS 39 adjustments	—	32.688
Balance at 1 January as restated	1.085.958	1.108.828
Less: allowance from discontinued operations	—	(15.654)
Increase / (decrease) from subsidiaries acquired / disposed	166.078	147
Provision for loans impairment – continuing operations	199.406	226.254
Loans written off and recovered amounts	(102.062)	(240.060)
Foreign exchange differences	(7.112)	6.443
Balance at the end of the reporting period	1.342.268	1.085.958

NOTE 17: Investment securities

	30.09.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	1.205.614	973.438
Debt securities issued by other governments and public entities	1.687.369	531.053
Corporate bonds incorporated in Greece	111.588	206.914
Corporate bonds incorporated outside Greece	140.877	239.830
Debt securities issued by Greek financial institutions	28.313	43.546
Debt securities issued by foreign financial institutions	338.059	239.076
Debt securities	3.511.820	2.233.857
Equity securities	301.151	198.464
Mutual funds units	488.065	385.938
Provision for impairment	(7.161)	(5.465)
Total available-for-sale investment securities	4.293.875	2.812.794

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	—	20.867
Total held-to-maturity investment securities	—	20.867

Total investment securities	4.293.875	2.833.661

Net result from investment securities consists of:

	30.09.2006	30.09.2005

Net gain on disposal of available-for-sale investments	98.055	114.859
Impairment charges on available-for-sale investments	(272)	(547)
Total	97.783	114.312

The movement of investment securities may be summarised as follows:

	30.09.2006	31.12.2005

Investment securities - available for sale
Balance at 1 January	2.812.794	2.382.941
- IAS 39 adjustments & reclassifications	—	2.050.732
- Discontinued operations	—	(1.192.543)
- Acquisitions – newly consolidated subsidiaries	1.184.163	—
- Additions within the period	2.706.156	3.982.553
- Disposals (sale and redemption) within the period	(2.368.471)	(4.465.702)
- Gains / (losses) from changes in fair value	(40.767)	54.813
Balance at the end of the reporting period	4.293.875	2.812.794

	30.09.2006	31.12.2005
Investment securities - held to maturity
Balance at 1 January	20.867	—
-Additions within the period	—	41.734
-Redemptions within the period	(20.867)	(20.753)
-Amortisation of premiums and discounts	—	(114)
Balance at the end of the reporting period	—	20.867

NOTE 18: Investment property

	Land	Buildings	Total
Cost
At 1 January 2005	55.632	86.234	141.866
Additions/disposals and write offs (net)	3.224	4.423	7.647
At 31 December 2005	58.856	90.657	149.513

Accumulated depreciation & impairment
At 1 January 2005	—	(18.124)	(18.124)
Additions/disposals and write offs (net)	—	(1.725)	(1.725)
Depreciation & impairment charge	—	(3.158)	(3.158)
At 31 December 2005	—	(23.007)	(23.007)

Net book amount at 31 December 2005	58.856	67.650	126.506

	Land	Buildings	Total
Cost
At 1 January 2006	58.856	90.657	149.513
Additions/disposals and write offs (net)	(418)	22.984	22.566
At 30 September 2006	58.438	113.641	172.079

Accumulated depreciation & impairment
At 1 January 2006	—	(23.007)	(23.007)
Additions/disposals and write offs (net)	—	(2.559)	(2.559)
Depreciation & impairment charge	—	(1.617)	(1.617)
At 30 September 2006	—	(27.183)	(27.183)

Net book amount at 30 September 2006	58.438	86.458	144.896

NOTE 19: Investments in associates

	30.09.2006	31.12.2005

At 1 January:	249.152	219.671
Additions	981	2.079
Disposals/transfers	(252)	(6.284)
Share of results (after tax)	25.821	43.700
Dividends	(20.576)	(10.014)
Balance at the end of the reporting period	255.126	249.152

The Group’s associates are as follows:

	% of participation
Name of associate	30.09.2006	31.12.2005
Social Securities Funds Management	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	24,23%	24,23%
Larco S.A.	36,43%	36,43%
Siemens Enterprise Communications S.A.	30,00%	30,00%
Eviop Tempo S.A.	21,21%	21,21%
Teiresias S.A.	39,34%	39,34%
Hellenic Countryside S.A.	20,23%	20,23%
AGET Heracles Cement Co. S.A.	26,00%	26,00%
Pella S.A.	20,89%	20,89%
Planet S.A.	31,18%	31,72%
AGRIS S.A.	29,34%	29,34%
Kariera S.A.	35,00%	35,00%
Zymi S.A.	32,00%	32,00%
Europa Insurance Co. SA	30,00%	30,00%

All associates are incorporated in Greece. The group’s investment in associates as at 30 September 2006 was €255.126 (31 December 2005: €249.152) while its share of associates’ profits, net of tax for the period ended 30 September 2006 was €25.821 (30 September 2005: €21.227).

NOTE 20: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost:
At 1 January 2005	15.658	200.140	21.807	237.605
Discontinued operations	—	(267)	(16.003)	(16.270)
Additions/disposals and write offs (net) .	8.727	13.787	4.517	27.031
At 31 December 2005	24.385	213.660	10.321	248.366

Accumulated amortisation and impairment
At 1 January 2005	—	(160.007)	(4.835)	(164.842)
Discontinued operations	—	134	2.918	3.052
Additions/disposals and write offs (net)	—	2.236	201	2.437
Amortization charge for the period	—	(22.294)	(808)	(23.102)
At 31 December 2005	—	(179.931)	(2.524)	(182.455)

Net book amount at 31 December 2005	24.385	33.729	7.797	65.911

	Goodwill	Software	Other	Total
Cost:
At 1 January 2006	24.385	213.660	10.321	248.366
Additions/disposals and write offs (net)	1.786.103	38.400	13.819	1.838.322
At 30 September 2006	1.810.488	252.060	24.140	2.086.688

Accumulated amortisation and impairment
At 1 January 2006	—	(179.931)	(2.524)	(182.455)
Additions/disposals and write offs (net)	(1.823)	(25.550)	(458)	(27.831)
Amortization charge for the period	—	(15.209)	(1.091)	(16.300)
At 30 September 2006	(1.823)	(220.690)	(4.073)	(226.586)

Net book amount at 30 September 2006	1.808.665	31.370	20.067	1.860.102

NOTE 21: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2005	1.028.315	917.818	639.412	63.979	66.943	2.716.467
Discontinued operations	(2.955)	(39.113)	(24.979)	(6.112)	(51)	(73.210)
Additions/disposals & write offs (net)	(13.646)	27.652	20.220	7.911	4.781	46.918
At 31 December 2005	1.011.714	906.357	634.653	65.778	71.673	2.690.175

Accumulated depreciation and impairment
At 1 January 2005	—	(289.390)	(421.254)	(46.171)	—	(756.815)
Discontinued operations	—	7.551	17.929	5.315	—	30.795
Additions/disposals & write offs (net)	—	5.708	5.649	(1.508)	—	9.849
Depreciation charge for the period	—	(26.956)	(56.250)	(5.085)	—	(88.291)
At 31 December 2005	—	(303.087)	(453.926)	(47.449)	—	(804.462)

Net book amount at 31.12.2005	1.011.714	603.270	180.727	18.329	71.673	1.885.713

Cost
At 1 January 2006	1.011.714	906.357	634.653	65.778	71.673	2.690.175
Additions/disposals & write offs (net)	(9.400)	70.445	171.865	68.774	7.055	308.739
At 30 September 2006	1.002.314	976.802	806.518	134.552	78.728	2.998.914

Accumulated depreciation and impairment
At 1 January 2006	—	(303.087)	(453.926)	(47.449)	—	(804.462)
Additions/disposals & write offs (net)	—	(3.617)	(93.211)	(37.759)	—	(134.587)
Depreciation charge for the period	—	(19.963)	(40.636)	(4.369)	—	(64.968)
At 30 September 2006	—	(326.667)	(587.773)	(89.577)	—	(1.004.017)

Net book amount at 30.09.2006	1.002.314	650.135	218.745	44.975	78.728	1.994.897

NOTE 22: Other assets

	30.09.2006	31.12.2005

Accrued interest and commissions	517.211	591.806
Tax prepayments and other recoverable taxes	178.482	163.491
Private equity: investees assets	220.687	209.196
Trade receivables	115.952	88.923
Assets acquired through foreclosure proceedings	97.262	100.209
Prepaid expenses	38.961	27.508
Other	672.854	298.755
Total other assets	1.841.409	1.479.888

Other assets as at 30.9.2006 include an amount of €332.646 relating to unsettled balances from securities transactions.

NOTE 23: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006 (see note 38 “Acquisitions, disposals and other capital transactions”).

Disposal of North America segment	Group
Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834
Tax thereon	(7.660)
Profit on disposal	113.174

The results of the operations for NBG Canada and ABNY for the period up to their disposal and the gain on sale of the North America segment have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	30.09.2006	30.09.2005
Net interest income	17.061	67.983
Net fee and commission income	1.726	8.675
Net trading income	(393)	2.389
Net result from investment securities	249	(522)
Other operating income	1.465	7.103
Personnel expenses	(7.037)	(28.974)
General & administrative expenses	(3.916)	(16.708)
Depreciation, amortisation and impairment charges	(1.351)	(5.738)
Impairment losses / recoveries on loans and advances	575	3.727
Gain on sale of discontinued operations	120.834	—
Profit before tax	129.213	37.935
Tax expense (including capital gain tax on disposal, see above)	(11.139)	(14.659)
Profit for the reporting period from discontinued operations	118.074	23.276

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows
(30 September 2006: nil. 31 December 2005: ABNY and NBG Canada):

Assets classified as held for sale	30.09.2006	31.12.2005
Cash and balances with central banks	—	40.990
Due from banks (net)	—	35.663
Loans and advances to customers (net)	—	1.444.732
Investment securities	—	1.064.138
Goodwill & other intangible assets	—	11.920
Property & equipment	—	42.733
Deferred tax assets	—	16.230
Other assets	—	75.797
Total assets	—	2.732.203

Liabilities classified as held for sale
Due to banks	—	580.357
Due to customers	—	1.651.595
Deferred tax liabilities	—	7.192
Other liabilities	—	20.021
Total liabilities	—	2.259.165

Assets less liabilities of disposal group	—	473.038

NOTE 24: Due to banks

	30.09.2006	31.12.2005

Demand deposits due to credit institutions	162.978	121.574
Time deposits due to credit institutions	414.726	170.220
Interbank deposits and amounts due to ECB	1.904.522	2.142.931
Amounts due to Central Bank	5.149	21.154
Securities sold under agreements to repurchase	3.644.290	2.479.469
Other	114.303	125.502
Total due to banks	6.245.968	5.060.850

NOTE 25: Due to customers

	30.09.2006	31.12.2005
Deposits:
Individuals	40.341.167	35.470.035
Corporates	7.074.311	5.142.454
Government and agencies	2.213.994	2.116.339
Total deposits	49.629.472	42.728.828
Securities sold to customers under agreements to repurchase	144.426	247.348
Other due to customers	353.508	373.944
Total due to customers	50.127.406	43.350.120

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.

NOTE 26: Debt securities in issue

	Interest rate	30.09.2006	31.12.2005

Mortgage bonds	6,7%	20.750	20.295
Corporate bonds – fixed rate	3,0%-6,5%	237.969	140.223
Corporate bonds- floating rate	5,3%	2,008	2.999
Fixed rate notes	6,1%	171.193	—
Floating rate notes	7,2%-7,8%	564.171	—
Other		9.666	11.780
Total debt securities in issue		1.005.757	175.297

On November 23 2004, Finansbank obtained a loan via a special purpose entity, which issued USD 225 million Series 2004-A Floating Rate Notes and USD 125 million Series 2004-B 6.1014% Notes secured on Finansbank’s Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years. Interest on the Series 2004-A Notes is determined as the three-month LIBOR plus 235 bps.  USD 225million Series 2004-A Floating rate Notes were repaid in November 2006.

On March 15 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a maturity of 7 years.  Interest is paid semi-annually and it is 6.25% and 6.5% respectively.

NOTE 27: Other borrowed funds

	30.09.2006	31.12.2005
Subordinated notes - fixed rate	340.401	215.983
Subordinated notes – floating rate	749.565	741.005
Syndication loans	1.019.691	—
Secured loan	156.969	—
Other	502.622	11.780
Total other borrowed funds	2.769.248	956.988

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss.

On October 7 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first 5 years and steps up to 11.79% thereafter and there is a repayment option at the end of the fifth year.

On November 30 2005, Finansbank raised USD 725 million through a syndicated loan, which was repaid by Finansbank in October 2006. On June 22 2006, Finansbank updated the first part of a syndicated loan facility, originally raised on June 24 2005, bringing the total amount raised to USD 580 million. The entire loan was also repaid in October 2006.

On March 31 2006, Finansbank raised TRY 300 million through a credit card secured loan, with a five-year maturity. Interest is paid quarterly and is set at 11.94%.

Other mainly include borrowings of Finansbank and its subsidiaries.

NOTE 28: Insurance related reserves & liabilities

	30.09.2006	31.12.2005

Insurance reserves
Life
Mathematical reserve	743.725	688.668
Outstanding claims reserve	34.316	33.943
Other	7.737	7.063
Property and Casualty
Unearned premia reserve	156.599	146.800
Outstanding claims reserve	370.040	339.574
Other	—	684

Insurance provisions for policies where the holders bear the investment risk (Unit linked)	367.890	320.396
Total Insurance reserves	1.680.307	1.537.128

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	157.200	141.393
Amounts payable to brokers, agents and sales partners	29.173	37.980
Amounts payable to reinsurers	36.437	16.772
Liabilities arising from reinsurance operations	396	976
Total insurance related reserves & liabilities	1.903.513	1.734.249

The additional liabilities resulting from the Liability Adequacy Test performed on 30.09.2006 are €164,9 million on life contracts and €8,5 million on the motor line of business and are included in the mathematical reserve and the P&C outstanding claims reserve respectively.

NOTE 29: Other liabilities

	30.09.2006	31.12.2005

Accrued interest and commissions	310.955	285.790
Creditors and suppliers	225.427	247.074
Amounts due to government agencies	266.770	357.166
Private equity: liabilities of investee entities	185.230	192.874
Other provisions	167.621	43.103
Taxes payable - other than income taxes	54.321	53.171
Current tax liabilities	179.288	177.302
Accrued expenses and deferred income	106.594	45.581
Payroll related accruals	24.127	47.948
Dividends payable	13.798	13.108
Other	785.711	497.584
Total other liabilities	2.319.842	1.960.701

Other liabilities as at 30.9.2006 include an amount of €274.127 relating to unsettled balances from securities transactions.

NOTE 30: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	30.09.2006	31.12.2005
Commitments to extend credits	25.898.961	11.101.650
Standby letters of credit	677.611	152.911
Financial guarantees	4.767.432	2.731.634
Total	31.344.004	13.986.195

d. Assets pledged

	30.09.2006	31.12.2005

Assets pledged as collaterals	2.890.980	1.585.916

e. Operating lease commitments

	30.09.2006	31.12.2005
No later than 1 year	47.157	23.398
Later than 1 year and no later than 5 years	158.580	65.215
Later than 5 years	118.888	69.826
	324.625	158.439

NOTE 31: Share capital, share premium and treasury shares

Share capital	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

Increase of share capital	135.707.764	678.539
At 30 September 2006	474.977.176	2.374.886

The total number of authorised, issued and fully paid ordinary shares as at 30 September 2006 was 474.977.176 with a nominal value of €5 per share. The amount resulted from the completion of the merger with National Real Estate and the increase of the Bank’s total number of shares by 2.670.367. The nominal value of the shares increased to €5 per share through the capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

Furthermore, on 1 June 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of € 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22,11 for each new share.  The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development.  Consequently, the Bank’s share capital was increased by €678.539 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 less the share capital issue costs of € 82.249 was credited to the “share premium account”. The Bank’s share capital amounts to €2.374.886 divided into 474.977.176 ordinary registered voting shares of a nominal value of €5 each.

Share Premium	30.09.2006	31.12.2005

At 1 January	—	32.393
Merger through absorption of National Investment	—	13.100
Merger through absorption of National Real Estate	—	(45.493)
Increase of share capital above par value	2.321.960	—
Share capital issue costs	(82.248)	—
Balance at the end of the reporting period	2.239.712	—

Treasury Shares	No of shares	€’000s

At 1 January 2005	9.401.898	210.128
Purchases of treasury shares (*)	1.543.523	32.933
Sales of treasury shares	(10.251.461)	(220.381)
At 31 December 2005	693.960	22.680

Purchases of treasury shares	1.049.464	37.983
Sales of treasury shares	(1.003.500)	(38.841)
At 30 September 2006.	739.924	21.822

(*) Including 653.827 NBG shares from the conversion of National Real Estate shares held by Ethniki Kefalaiou S.A.

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

At 30 September 2006 the Bank and certain subsidiaries held 739.924 NBG shares as part of their investment activity representing 0,16% of the issued share capital (2005: 0,20% of the issued share capital).

Stock Option Program:  On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 3,5 million. The strike price shall be within the range of € 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option plan was approved, however no options have yet been issued. The stock option plan will last five years expiring in 2011. A maximum number of 3,5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates at a price floating within a range of a minimum price which is the nominal value of the Ordinary Shares (which, at the date of these financial statements is €5) to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1. 2006) until the date the options are first exercised. The price range gives the Board of Directors flexibility to determine the exercise price under different sub-plans.

NOTE 32: Reserves & Retained Earnings

	30.09.2006	31.12.2005

Statutory reserve	263.561	252.594
Available for sale securities reserve	7.489	42.215
Currency translation differences reserve	(55.672)	13.737
Other reserves and retained earnings	1.547.169	1.141.617
Total reserves and retained earnings	1.762.547	1.450.163

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	Continuing operations	Discontinued operations	Total

At 1 January 2005	—	—	—
IAS 39 adjustments	132.770	(8.140)	124.630
Net gains / (losses) from changes in fair value of AFS investments	51.942	(9.549)	42.393
Net (gains) / losses transferred to income statement	(125.472)	—	(125.472)
Impairment losses on AFS investments	664	—	664
At 31 December 2005	59.904	(17.689)	42.215

At 1 January 2006	59.904	(17.689)	42.215
Net gains / (losses) from changes in fair value of AFS investments	35.500	(3.498)	32.002
Net (gains) / losses transferred to income statement	(88.124)	(143)	(88.267)
Net additions / disposals from disposed subsidiaries	—	21.330	21.330
Impairment losses on AFS investments	209	—	209
At 30 September 2006	7.489	0	7.489

The movement in the currency translation differences reserve may be summarised as follows:

Currency translation differences reserve

	30.09.2006	31.12.2005

At 1 January	13.737	(3.968)
Currency translation differences arising during the period and transfers	(69.409)	17.705
Balance at the end of the reporting period	(55.672)	13.737

NOTE 33: Minority Interest

	30.09.2006	31.12.2005

Balance at 1 January	109.997	270.582
Acquisitions /disposals	617.022	28.695
Merger through absorption of subsidiaries	—	(209.292)
Share of net profit of subsidiaries	42.670	23.590
Dividend distribution	(15.706)	(3.722)
Exchange differences	(18.186)	144
Balance at the end of the reporting period	735.797	109.997

NOTE 34: Undated Tier I perpetual securities

	30.09.2006	31.12.2005
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	722.180	732.581
Undated Tier I perpetual securities	1.072.180	1.082.581

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and steps up to three-month EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 35: Dividend per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As of 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

NOTE 36: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents consist of the following balances with less than three months maturity from the acquisition date.

	30.09.2006	30.09.2005

Cash and balances with central banks	1.151.906	1.230.397
Treasury bills	74.907	19.970
Due from banks	2.023.320	2.965.449
Trading securities	16.422	—
Investment securities	221	19.985
Total cash and cash equivalents	3.266.776	4.235.801

NOTE 37: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 September 2006 and 31 December 2005 are presented below. Transactions with related parties were entered into in the normal course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors and General Managers of the Bank and members of management of other Group companies, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information. Loans, deposits and letters of guarantee amounted to €33.909, €371.002 and €25.674 respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €13.128 (2005: €14.489).

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and associated companies are disclosed below.

Transactions with associated companies	30.09.2006	31.12.2005
Assets
Loans and advances to customers	46.825	41.520
Liabilities
Due to customers	41.639	35.839

Letters of guarantee	46.491	58.448

Income Statement
Interest and commission income	2.006	4.477
Interest and commission expense	4.311	5.120

NOTE 38: Acquisitions, disposals and other capital transactions

1.             Acquisitions and disposals

I.                 In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II.             In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.         On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV.         On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2,7 million. The fair value of net assets acquired amounted to €2 million resulting in goodwill of €0,7 million. The company has been renamed to “NBG Asigurari S.A.” and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years.

V.             On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3,1 million) and for the Property and Casualty insurance company to BGN 5,4 million (equivalent €2,8 million).

VI.         On 28 April 2006, NBG International Holdings BV sold for USD 400 million in cash, before incurred expenses, its subsidiary Atlantic Bank of New York.

VII.     On 18 August 2006, NBG acquired from FIBA Group, a 46,0% interest (437 million shares) in the Ordinary Shares of Finansbank and 100,0% (100 shares) of the Founder Shares for USD 2.774 (€ 2.211) million.  Upon receipt of the necessary regulatory approvals, NBG will apply to the Turkish Capital Markets Board to launch a Mandatory Offer for the remaining 44,3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding. If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90,3% (858 million Shares). If NBG acquires less than a 4,01% additional stake (38 million Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50,01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer. FIBA Holding will retain a residual stake of 9,7% (92 million Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50,01% stake in Finansbank upon completion of the transaction.

The Balance Sheet as at the acquisition date based on the provisionally determined fair values, is as follows (amounts are expressed in thousand of euros):

Balances as at (in €)	18.8.2006
Cash and balances with central banks and other banks	3.166.647
Trading securities, derivative instruments and investment securities	1.319.755
Loans and advances to customers	6.032.065
Fixed and Intangible Assets	168.625
Other assets	135.420
Total Assets	10.822.512

Due to other banks	437.963
Derivative Financial Instruments	37.029
Due to customers	5.985.099
Debt securities in issue and other borrowed funds	2.765.560
Other liabilities	482.127
Total liabilities	9.707.778

Net assets as at 18.8.2006	1.114.734
Minority interest	(46.146)
1.068.588
% acquired	46%
Net assets acquired	491.550
Consideration given	2.210.609
Goodwill recognized	1.719.059

Cash and cash equivalents acquired were €600 million and include cash and balances from banks and trading securities.

It is noted that the determination of the fair values of the assets acquired and the liabilities and contingent liabilities assumed is in process, therefore upon completion of the purchase price allocation, any changes in fair values will adjust the goodwill recognised appropriately.

2.             Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the merger balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813. Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank’s shares to 339.269.412.

NOTE 39: Group consolidated companies

	Country of	% Participation
Name	incorporation	30.09.2006	31.12.2005
National Securities S.A.	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co SA- ETHNOKARTA	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
NBG Balkan Fund Ltd.	Cyprus	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	—	100,00%
NBG Canada	Canada	—	100,00%
S.A.B.A.	S. Africa	99,50%	99,50%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D-Skopje.	FYROM	71,20%	71,20%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease E.A.D.	Bulgaria	100,00%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	—	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A	Romania	98,88%	97,14%
Ethniki Hellenic General Insurance	Greece	76,66%	76,65%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%
ASTIR Alexandroupolis S.A	Greece	—	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%

NOTE 39: Group consolidated companies (continued…)

	Country of	% Participation
Name	incorporation	30.09.2006	31.12.2005
Ethnoplan S.A.	Greece	100,00%	100,00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%
NBG International Holdings BV	Netherlands	100,00%	100,00%
Eurial Leasing SRL	Romania	70,00%	70,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,20%	79,19%
Ethniki General Insurance (Cyprus) Ltd.	Cyprus	79,20%	79,19%
S.C. Garanta Asigurari S.A.	Romania	71,50%	71,49%
Audatex Hellas SA	Greece	53,66%	53,65%
National Insurance Brokerage SA	Greece	72,83%	72,82%
NBG Asigurari S.A.	Romania	76,65%	—
Finansbank SA	Turkey	46,00%	—
Finans Malta	Malta	46,00%	—
Finans Leasing	Turkey	27,26%	—
Finans Invest	Turkey	46,06%	—
Finans Portfolio Management	Turkey	46,07%	—
Finans Investment Trust	Turkey	34,95%	—
IB Tech	Turkey	45,54%	—

NOTE 40: Post balance sheet events

1.                             On 12 September 2006 National Bank of Greece (NBG) and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG.  NBG will pay to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99,4% of Vojvodanska’s share capital. In compliance with the relevant legislation, NBG will subsequently launch a tender offer to Vojvodanska’s minority shareholders on terms equivalent to those agreed with the Republic of Serbia.  A further €25 million will also be deposited by NBG in a escrow account until December 2007.  The escrow is set against certain expected recoveries from Vojvodanska’s fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

2.                             On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA.  The consideration agreed upon amounted to €48,7 million.  The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

3.                             On October 6, 2006, the share capital of Finansbank Malta Ltd was increased to € 50.000.000 (fifty million Euros) divided into 5.000.000 (five million) ordinary shares of € 10 (ten Euros) each.  The additional issue of the 2.250.000 (two million and two hundred fifty thousand) ordinary shares were fully subscribed, allotted and taken up, 100% paid up, by Finansbank A.Ş.

4.                             On 17 October 2006, NBG Greek Fund Ltd sold its investment in AGRIS AE for €2,5 million.

5.                             On 31 October 2006, the syndicated loans amounted to USD 1,305 million, related to the pre-export financing, have been repaid by Finansbank.  In addition within November 2006 Finansbank fully repaid the loan related to the USD 225milion Series 2004-A Floating rate Notes.

6.                             On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities.

7.                             On 22 November 2006 a new tax law was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and presented in the Financial Statements for the year-ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, are subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves.  The tax is payable in two instalments of which the first is due by 30 November 2006 and the second by 29 December 2006.  The bank calculated the amount of tax to be paid at € 100,6 million.  The impact on the Group’s financial position cannot be estimated at this stage, as the tax payment will be accompanied by a reservation note.

NOTE 41: Restatements and reclassifications

Certain amounts in prior periods have been restated due to the disposal of Atlantic Bank of New York (ABNY) and NBG Canada or reclassified to conform to the current presentation.

Consolidated Income Statement

	Continuing Operations As restated	Cont.& Disc. Operations As previously reported	Discontinued Operations	Continuing Operations As previously reported	Reclass/tions &
	30.09.2005	30.09.2005	30.09.2005	30.09.2005	Restatements	Footnote

Interest and similar income	1.764.707	1.867.149	102.441	1.764.707	—
Interest expense and similar charges	(599.319)	(633.777)	(34.458)	(599.319)	—
Net interest income	1.165.388	1.233.372	67.983	1.165.388	—

Net fee and commission income	305.459	314.134	8.675	305.459	—

Net premia from insurance contracts	74.218	74.218	—	74.218	—

Dividend income	9.796	9.805	9	9.796	—
Net trading income	26.204	28.592	2.389	26.204	—
Net result from investment securities	114.312	113.790	(522)	114.312	—
Other operating income	97.925	104.933	7.094	97.839	86	1
Total operating income	1.793.302	1.878.844	85.628	1.793.216	86

Personnel expenses	(608.879)	(640.484)	(28.974)	(611.510)	2.631	2
General & administrative expenses	(230.191)	(246.866)	(16.675)	(230.191)	—
Depreciation & amortisation charges	(85.406)	(91.144)	(5.738)	(85.406)	—
Other operating expenses	(29.127)	(29.074)	(33)	(29.041)	(86)	1
Total operating expenses	(953.603)	(1.007.568)	(51.420)	(956.148)	2.545

Impairment losses on loans and advances	(161.632)	(157.905)	3.727	(161.632)	—
Share of profit of associates	21.227	21.227	—	21.227	—
Profit before tax	699.294	734.598	37.935	696.663	2.631

Tax expense	(155.696)	(170.355)	(14.659)	(155.696)	—
Profit after tax but before discontinued operations	543.598	564.243		540.967	2.631
Profit from discontinued operations net of tax	23.276	—	23.276	23.276	—
Net Profit	566.874	564.243		564.243	2.631

Attributable to:
Minority interests	32.326	32.326	—	32.326	—
NBG equity shareholders	534.548	531.917	—	531.917	2.631	2

Consolidated Balance Sheet

	As restated	As previously reported	Reclas/tions &
	30.09.2005	30.09.2005	Restatements	Footnote

Assets	61.443.452	61.443.452	—

Liabilities	57.525.361	57.523.793	1.568	2

Shareholders Equity
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(206.881)	(206.881)	—
Reserves & retained earnings	1.214.762	1.216.330	(1.568)	2
Equity attributable to NBG shareholders	2.532.364	2.533.932	(1.568)

Minority Interest	306.250	306.250	—
Undated tier I	1.079.477	1.079.477	—
Total shareholders’ equity	3.918.091	3.919.659	(1.568)

Consolidated Cash Flow Statement

	As restated	As previously reported	Reclass/tions &
	30.09.2005	30.09.2005	Restatements	Footnote
Net cash flows from/ (used in):
Operating activities - continuing operations	(1.255.428)	(1.364.588)	109.160	3
Operating activities - discontinued operations	(31.586)	—	(31.586)	3
Investing activities - continuing operations	133.016	269.335	(136.319)	3
Investing activities - discontinued operations	37.524	—	37.524	3
Financing activities - continuing operations	368.410	347.189	21.221	3
Financing activities - discontinued operations	—	—	—
Effect of exchange rate changes on cash and cash equivalents	115.144	115.144	—
	(632.920)	(632.920)	—
Cash and cash equivalents at the beginning of the period	4.930.174	4.930.174	—
Less: Cash and cash equivalents at the end of the period from discontinued operations	(61.453)	—	(61.453)
Cash and cash equivalents at the end of the period	4.235.801	4.297.254	(61.453)

Footnotes

1.                                       Reclassification of other income to other expenses

2.                                       Effect of accrued bonus payment to employees which is analysed as follows:

Opening Retained Earnings 2005	(4.199)
Effect in 2005	2.631
Total	(1.568)

3.                                       Other cash flow reclassifications including presentation of discontinued operations.

NOTE 42: Foreign Currency Rates

From	To	As at	Fixed rate	Average rate 1.1.06 to 30.09.2006
ALL	EUR	30.09.2006	0,00813	0,00855
BGN	EUR	30.09.2006	0,51130	0,51374
CAD	EUR	30.09.2006	0,70741	0,70987
CYP	EUR	30.09.2006	1,73400	1,74295
EGP	EUR	30.09.2006	0,13568	0,14190
GBP	EUR	30.09.2006	1,47558	1,46091
MKD	EUR	30.09.2006	0,01634	0,01667
RON	EUR	30.09.2006	0,28279	0,28338
USD	EUR	30.09.2006	0,78989	0,80412
YDN	EUR	30.09.2006	0,01220	0,01196
ZAR	EUR	30.09.2006	0,10175	0,12323
TRY	EUR	30.09.2006	0,52323	0,56846

NATIONAL BANK OF GREECE S.A.

Condensed Interim Financial Statements

30 September 2006

In accordance with

International Financial Reporting Standards

November 2006

Income Statement

		9 month period ended		3 month period ended
€ 000’s	Note	30.09.2006	30.09.2005	30.09.2006	30.09.2005

Interest and similar income		1.897.682	1.566.355	683.804	547.508
Interest expense and similar charges		(759.636)	(592.760)	(280.064)	(209.769)
Net interest income	5	1.138.046	973.595	403.740	337.739

Fee and commission income		244.018	221.928	79.077	78.363
Fee and commission expense		(43.445)	(50.422)	(15.033)	(21.588)
Net fee and commission income	6	200.573	171.506	64.044	56.775

Dividend income		44.856	31.301	538	9.758
Net trading income		33.385	(39.986)	(48.036)	41.503
Net result from investment securities		78.336	93.260	52.013	18.937
Other operating income	7	34.543	15.316	3.344	8.315
Total operating income		1.529.739	1.244.992	475.643	473.027

Personnel expenses	8	(496.914)	(454.499)	(169.044)	(157.176)
General & administrative expense		(154.730)	(149.453)	(55.024)	(52.494)
Depreciation, amortisation and impairment charges		(50.088)	(53.616)	(15.706)	(17.363)
Other operating expenses		(12.093)	(7.672)	(3.397)	(2.456)
Total operating expenses		(713.825)	(665.240)	(243.171)	(229.489)

Impairment losses on loans and advances		(167.877)	(138.967)	(56.601)	(53.967)
Profit before tax		648.037	440.785	175.871	189.571

Tax expense	10	(110.197)	(111.130)	(18.812)	(58.838)
Profit for the period		537.840	329.655	157.059	130.733

Earnings per share- Basic & Diluted	11	€1,35	€0,94	€0,39	€0,37

Athens, 29 November 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 29 form an integral part of these financial statements

3

Balance Sheet

€ 000’s	Note	30.09.2006	31.12.2005
ASSETS
Cash and balances with central banks		1.886.349	1.848.223
Treasury bills and other eligible bills		205.729	86.078
Due from banks (net)		4.409.220	4.142.623
Financial assets at fair value through P&L	12	12.873.096	13.409.663
Derivative financial instruments	13	195.714	283.500
Loans and advances to customers (net)	14	30.057.976	27.178.715
Investment securities-available for sale	15	2.186.188	2.153.682
Investment securities-held to maturity	15	22.237	43.781
Investment property		195	416
Investments in subsidiaries	16	3.662.661	1.398.070
Investments in associates	16	237.836	278.025
Intangible assets	17	34.706	33.878
Property & equipment	18	1.120.319	1.142.738
Deferred tax assets		139.772	148.759
Other assets	19	1.335.688	1.111.303
Assets classified as held for sale	16	—	19.476
Total assets		58.367.686	53.278.930

LIABILITIES
Due to banks	20	5.522.941	4.986.420
Derivative financial instruments	13	233.603	303.422
Due to customers	21	43.096.411	41.060.200
Other borrowed funds	22	1.972.739	2.024.051
Current Tax Liabilities	23	123.046	139.375
Deferred tax liabilities		60.831	85.575
Retitement benefit obligations	9	60.345	62.856
Other liabilities	23	1.228.460	1.644.542
Total liabilities		52.298.376	50.306.441

SHAREHOLDERS’ EQUITY
Share capital	25	2.374.886	1.696.347
Share premium	25	2.239.712	—
Less: treasury shares	25	(1.015)	(1.085)
Reserves and retained earnings	26	1.455.727	1.277.227
Total Equity		6.069.310	2.972.489

Total equity and liabilities		58.367.686	53.278.930

Athens, 29 November 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 29 form an integral part of these financial statements

4

Statement of Changes in Equity

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2005	1.492.090	32.393	(29.518)	1.131.004	2.625.969
Movement in the available for sale securities reserve, net of tax	—	—		(44.711)	(44.711)
Net Profit/(loss) for the period	—	—		329.655	329.655
Purchases of treasury shares	—	—	(9.094)		(9.094)
Dividends	—	—		(197.959)	(197.959)
Currency translation differences	—	—		(96)	(96)
Balance at 30 September 2005	1.492.090	32.393	(38.612)	1.217.893	2.703.764
At 1 October 2005	1.492.090	32.393	(38.612)	1.217.893	2.703.764
Movements from 01.10.2005 to 31.12.2005	204.257	(32.393)	37.527	59.334	268.725
Balance at 31 December 2005	1.696.347	—	(1.085)	1.277.227	2.972.489
At 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	—	—	—	(40.238)	(40.238)
Net Profit/(loss) for the period	—	—	—	537.840	537.840
Share Capital Increase	678.539	2.321.960			3.000.499
Share capital issue costs after taxes		(82.248)		20.373	(61.875)
Board of Directors emoluments	—	—	—	(50)	(50)
Disposals of preferred securities	—	—	70	(70)	—
Dividends	—	—	—	(339.234)	(339.234)
Currency translation differences	—	—	—	(121)	(121)
Balance at 30 September 2006	2.374.886	2.239.712	(1.015)	1.455.727	6.069.310

Detailed analysis of the changes in equity is presented in notes 25 & 26 of these financial statements.

The notes on pages 7 to 29 form an integral part of these financial statements

5

Cash Flow Statement

		9-month period ended
€ 000’s	Note	30.09.2006	30.09.2005
Cash flows from operating activities
Net Profit		537.840	329.655
Non-cash items included in profit and other adjustments:		89.574	71.840
Depreciation, amortisation & impairment on fixed assets & invest. property		50.088	53.616
Impairment losses on investments		40.189	—
Amortisation Premiums/Discounts (Income/Expense)		6.198	8.373
Credit loss expense / (recovery)		167.487	139.084
Deferred tax expense / (benefit)		4.588	2.277
Dividend income from investment securities		(43.283)	(31.262)
Net (profit) / loss on sale of fixed assets & investment property		(17.168)	(6.988)
Net (income) / expense on investment securities		(118.525)	(93.260)

Net (increase) / decrease in operating assets:		(451.336)	(1.253.641)
Net due from / to banks		309.510	1.537.310
Financial assets at fair value through P&L		536.567	(3.997.120)
Net proceeds / (purchase) of treasury bills and other eligible bills		(79.486)	54.830
Net derivative financial instruments		17.967	131.809
Net loans and advances to customers / due to customers		(1.010.927)	1.188.459
Other assets		(224.967)	(168.929)

Net increase / (decrease) in operating liabilities:		(423.855)	248.849
Income taxes paid		(139.375)	(104.236)
Other liabilities		(284.480)	353.085
Net cash flow from / (used in) operating activities		(248.098)	(603.297)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(2.214.077)	(4.969)
Disposals of subsidiaries, net of cash disposed		56.112	—
Acquisitions of associates net of cash		(60.375)	(96.447)
Dividends received from investment securities & associates		43.283	31.262
Purchases of fixed assets		(40.384)	(35.760)
Purchases of investment property		—	(96)
Proceeds from sales of fixed assets		29.463	7.403
Proceeds from sale of investment property		210	—
Purchases of investment securities - available for sale		(703.754)	(718.028)
Proceeds from redemption & sale of investment securities - available for sale		723.462	769.762
Proceeds from redemption of investment securities - held to maturity		21.544	20.867
Net cash from / (used in) investing activities		(2.144.516)	(26.006)

Cash flows from financing activities
Proceeds from borrowed funds and debt securities		—	467.512
Repayments of borrowed funds and debt securities		(51.312)	—
Share Capital Increase		3.000.499	—
Net sales /(purchases) of treasury shares /rights		70	(9.094)
Dividends to shareholders		(339.234)	(197.959)
Share Capital issue costs		(82.248)	—
Net cash from / (used in) financing activities		2.527.775	260.459
Effect of foreign exchange rate changes on cash and cash equivalents		(17.284)	97.581
Net increase/(decrease) in cash and cash equivalents		117.877	(271.263)
Cash and cash equivalents at beginning of period		2.646.494	4.270.439
Cash and cash equivalents at end of period	28	2.764.371	3.999.176

The notes on pages 7 to 29 form an integral part of these financial statements

6

Notes to the Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, & bank assurance services. The Bank operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, and South Africa.

The Board of Directors consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman-Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Directors are elected by the shareholders at their general meeting (GM) for a term of three years and may be re-elected. The term of the above members expires in 2007.

 On 30 August 2006, employees’ representative, Mr A. Mylonopoulos elected as non-executive BoD member in the position of Mr G. Athanasopoulos due to his resignation.

The Bank’s Board of Directors has approved these interim condensed financial statements for issue on 29 November 2006.

7

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation- Statement of compliance

The condensed interim financial statements of the Bank (the “interim financial statements”) have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these Bank’s financial statements as at and for the period ended 30 September 2006. The financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements. Therefore, the financial statements should be read in conjunction with the annual financial statements as at and for the year ended 31 December 2005. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Bank’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the annual financial statements as at and for the year ended 31 December 2005.

However, owing to a specific interpretative approach adopted by the Bank upon preparing its 2005 interim financial statements of the Bank, certain items reflected in the interim financial statements needed restatement. Therefore, although all the interim financial statements for the year 2005 incorporated the same accounting treatments as those that applied to the first annual IFRS financial statements as at and for the year ended 31 December 2005, the interim financial statements for the 9-month period ended 30 September 2005 should be restated for consistency. The restated financial statements are presented in note 32.

 The comparative figures used in these financial statements are the restated ones.

2.2 Adoption of International Financial Reporting Standards (IFRS) effective from 1 January 2006

The accounting policies applied by the Bank in these interim financial statements are the same as those applied by the Bank in its annual financial statements as at and for the year ended 31 December 2005.

The new standards, amendments and interpretations to existing standards that are mandatory for the Bank’s accounting periods beginning on 1 January 2006 are as follows:

—    IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Bank does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.

—    IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”(Effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b)the foreign currency risk will affect profit & loss. This amendment has not had a significant impact on the Bank’s financial position, as the Bank does not have any intragroup transactions that would qualify as a hedged item in the financial statements as of 30 September 2006 and 31 December 2005.

8

—    IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (Effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.Τhis amendment did not have a significant impact on the Bank’s financial position.

—    IFRIC 4, “Determining whether an Arrangement contains a Lease” (Effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and this amendment had a limited impact to the format and extent of disclosures presented in the accounts on the Bank’s operations.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

—    IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Bank assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Bank intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

—    IFRIC 7, ‘Applying the Restatement Approach under IAS 29 “Financial Reporting in Hyperinflationary Economies”, effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Bank;

—    IFRIC 8, ‘Scope of IFRS 2 “Share Based Payments”, effective for annual periods beginning on or after 1 May 2006. Management is currently examining the share based scheme adopted and will assess the impact of IFRIC 8 on this scheme;

—    IFRIC 9, ‘Reassessment of Embedded Derivatives’, effective for annual periods beginning on or after 1 June 2006. Management is currently evaluating the impact of the new IFRIC; and

—    IFRIC 10, Interim Financial Reporting and Impairment, effective for annual periods beginning on or after 1 November 2006. The Bank will apply the new IFRIC from 2007.

9

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	30.09.2006	31.12.2005
Capital:
Upper Tier I capital	5.786	2.560
Deductions	(35)	(34)
Tier I capital	5.751	2.526
Upper Tier II capital	1.032	1.089
Lower Tier II capital	936	966
Deductions	(6)	(6)
Total capital	7.713	4.575

Risk weighted assets:
On Balance sheet (investment book)	28.433	24.339
Off Balance sheet (investment book)	1.882	1.868
Trading portfolio	1.003	999
Total risk weighted assets	31.318	27.206

Ratios:
Core	18,36%	9,28%
Total	24,63%	16,82%

As at 30 September 2006, the capital base of the NBG Group computed using Bank of Greece rules (“BoG”) was €7.713 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €5.208 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

10

NOTE 4: Segment reporting

The Bank manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Bank offers shipping finance, investment banking and brokerage services through certain of its foreign branches.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Bank (interest expense of subordinate debt loans to NBG personnel etc).

11

Breakdown by business segment

€ 000s , unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	International	Other	Total

9-month period 01.01-30.09.2006
Net interest income	975.178	152.150	120.115	(1.311)	(108.086)	1.138.046
Net fee & commission income	99.138	40.060	53.393	641	7.341	200.573
Other operating income	63.955	(18.262)	83.181	29.891	32.355	191.120
Total operating income	1.138.271	173.948	256.689	29.221	(68.390)	1.529.739
Direct costs	(383.984)	(23.970)	(25.698)	(27.809)	(16.631)	(478.092)
Allocated costs & provisions	(318.144)	(31.066)	(13.271)	(6.147)	(34.982)	(403.610)
Profit before tax	436.143	118.912	217.720	(4.735)	(120.003)	648.037
Taxes	(126.482)	(34.484)	(50.325)	1.373	99.721	(110.197)
Profit for the period	309.661	84.428	167.395	(3.362)	(20.282)	537.840

Segment assets as at 30.09.2006 (in €million)	18.910	10.129	19.265	3.054	7.010	58.368

Segment liabilities as at 30.09.2006 (in €million)	39.856	534	6.114	1.492	4.302	52.298

Other Segment items
Depreciation, amortisation & impairment charges	(13.661)	(524)	(2.029)	(2.102)	(31.772)	(50.088)
Provision for loans impairment & advances	(131.584)	(6.526)	—	(936)	(28.831)	(167.877)

9-month period 01.01-30.09.2005
Net interest income	801.714	151.192	116.706	614	(96.631)	973.595
Net fee & commission income	92.172	37.142	40.279	3.324	(1.411)	171.506
Other operating income	34.890	(18.196)	18.902	756	63.539	99.891
Total operating income	928.776	170.138	175.887	4.694	(34.503)	1.244.992
Direct costs	(372.586)	(25.403)	(28.455)	(22.924)	(21.866)	(471.234)
Allocated costs & provisions	(245.559)	(64.280)	(14.366)	(7.357)	(1.411)	(332.973)
Profit before tax	310.631	80.455	133.066	(25.587)	(57.780)	440.785
Taxes	(83.871)	(21.723)	(20.044)	6.907	7.601	(111.130)
Profit for the period	226.760	58.732	113.022	(18.680)	(50.179)	329.655

Segment assets as at 31.12.2005 (in €million)	15.076	9.232	23.383	761	4.827	53.279

Segment liabilities as at 31.12.2005 (in €million)	32.987	380	12.822	940	3.177	50.306

Other Segment items
Depreciation, amortisation & impairment charges	(15.559)	(857)	(2.938)	(2.093)	(32.169)	(53.616)
Provision for loans impairment & advances	(71.658)	(58.788)	—	—	(8.521)	(138.967)

12

NOTE 5: Net interest income

	30.09.2006	30.09.2005

Interest earned on:
Amounts due from banks	265.350	222.730
Securities	401.366	306.424
Loans and advances to customers	1.223.037	1.030.664
Other interest earning assets	7.929	6.537
Interest and similar income	1.897.682	1.566.355

Interest payable on:
Amounts due to banks	(216.523)	(178.569)
Amounts due to customers	(464.032)	(342.300)
Other borrowed funds	(65.563)	(62.830)
Other interest paying liabilities	(13.518)	(9.061)
Interest expense and similar charges	(759.636)	(592.760)
Net interest income	1.138.046	973.595

NOTE 6: Net fee and commission income

	30.09.2006	30.09.2005

Custody, brokerage & investment banking	17.457	19.892
Retail lending fees	18.960	16.469
Corporate lending fees	55.903	49.793
Banking fees & similar charges	79.317	69.581
Fund management fees	28.936	15.771
Net fee & commission income	200.573	171.506

NOTE 7: Other operating income

	30.09.2006	30.09.2005

Real estate rentals	4.224	4.974
Real estate gains	18.364	7.013
Other income	11.955	3.329
Other operating income	34.543	15.316

NOTE 8: Personnel expenses

	30.09.2006	30.09.2005

Wages and Salaries	322.732	302.683
Social security costs & defined contribution plans	144.327	136.808
Pension costs: defined benefit plans (Note 9)	1.163	2.793
Other staff related benefits	28.692	12.215
Total	496.914	454.499

The average number of employees employed by the Bank during the period ended 30 September 2006 was 13.819 (2005:13.569).

13

NOTE 9: Retirement benefit obligations

Youth account benefit plan

The Bank sponsors a Youth account benefit plan under which children of current and former employee are entitled to lump sum benefit. The benefit is 25% of 1,65 of the parents’ basic monthly pay for every year of contributory service.

Net periodic costs for these defined benefit plans sponsored by the Bank include the following components, which are recognised in the income statement for the periods ended:

	30.09.2006	30.09.2005

Current service cost	2.457	2.380
Interest cost on obligation	4.471	3.566
Expected return on plan assets	(4.997)	(3.153)
Amortisation of unrecognised actuarial gains	(768)	—
Pension costs – defined benefit plans	1.163	2.793

The cumulative funding status recognised in the consolidated balance sheet is reconciled below:

	30.09.2006	31.12.2005

Present value of unfunded obligations	148.066	141.277
Fair value of plan assets	(110.253)	(101.678)
	37.813	39.599
Present value of unfunded obligations	3.186	3.142
Unrecognised actuarial gains	19.346	20.115
Net Liability in balance sheet	60.345	62.856

The weighted average assumptions used to determine the net periodic pension costs are:

	30.09.2006	31.12.2005

Discount rate	4,25%	5,00%
Expected return on plan assets	6,50%	6,50%
Rate of compensation increase	4,00%	4,00%
Pension increase	2,50%	2,50%

The assumptions used in interim periods ate those of the preceding year-end

NOTE 10: Tax expense

	30.09.2006	30.09.2005

Current tax	102.435	105.265
Deferred tax	4.588	2.277
Other taxes	3.174	3.588
Total	110.197	111.130

Profit before tax	648.037	440.785
Tax calculated based on the current tax rate of 29% (2005: 32%)	187.931	141.051
Effect of tax rate reduction (5%) due to merger activity	(32.402)	(22.040)
Income not subject to taxation	(35.415)	(26.353)
Expenses non-deductible for tax purposes & other differences	(9.917)	18.472
Tax expense	110.197	111.130
Effective tax rate for the period	17,0%	25,2%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company.

14

NOTE 11: Earnings per share

	From 1rst of January		From 1rst of July
	30.09.2006	30.09.2005	30.09.2006	30.09.2005

Net profit attributable to NBG ordinary shareholders	537.840	329.655	157.059	130.733
Weighted average number of ordinary shares outstanding (in million)	399,8	352,3	407,1	352,2
Earnings per share	€1,35	€0,94	€0,39	€0,37

The weighted average number of ordinary shares outstanding has been adjusted by 5.023.534 new shares issued in relation to the National Investment Company merger and by 2.670.367 shares issued in relation to the National Real Estate merger, from May 2005 and July 2005 respectively. In addition, the weighted average number of ordinary shares has been multiplied for all periods presented by a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue (see note 31 Share capital).

NOTE 12: Financial assets at fair value through P & L

	30.09.2006	31.12.2005

Assets at fair value through profit and loss	5.253.004	5.104.757
Trading Securities
Government Bonds	7.205.250	7.859.537
Other public sector bonds	—	12.556
Other debt securities	380.147	216.583
Equity securities	34.695	216.230
Total	12.873.096	13.409.663

NOTE 13: Derivative financial instruments

	Contract/notional	Fair values
At 30 September 2006	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	19.589.137	116.514	(207.793)
Foreign exchange derivatives	4.409.902	45.520	(7.980)
Other types of derivatives	397.825	2.038	(1.717)
Interest rate derivatives - Exchange traded	9.312.882	31.642	(16.113)
Total	33.709.746	195.714	(233.603)

	Contract/notional	Fair values
At 31 December 2005	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.258.944	192.003	(261.495)
Foreign exchange derivatives	6.083.427	56.467	(25.454)
Other types of derivatives	233.613	2.816	(4.658)
Interest rate derivatives - Exchange traded	12.695.203	32.214	(11.815)
Total	43.271.187	283.500	(303.422)

15

NOTE 14: Loans & advances to customers (net)

	30.09.2006	31.12.2005

Mortgages	13.192.478	11.494.578
Consumer loans	3.117.011	2.652.424
Credit cards	1.452.799	1.468.940
Small Business lending	2.406.707	2.033.077
Retail lending	20.168.995	17.649.019
Corporate lending	10.920.095	10.450.928
Total	31.089.090	28.099.947
Less: Allowance for impairment on loans & advances to customers	(1.031.114)	(921.232)
Total	30.057.976	27.178.715

Movement in allowance for impairment on loans and advances:

Balance at 1 January	921.232	935.729
IAS 39 adjustments	—	17.106
Balance at 1 January as restated	921.232	952.835
Provision for loans impairment	167.877	191.421
Loans written off & recovered amounts	(55.420)	(228.411)
Foreign exchange differences	(2.575)	5.387
Balance at the end of the reporting period	1.031.114	921.232

NOTE 15: Investment securities

	30.09.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	996.218	865.364
Debt securities issued by other governments and public entities	301.589	303.588
Corporate bonds incorporated in Greece	111.588	206.914
Corporate bonds incorporated outside Greece	140.877	239.830
Debt securities issued by Greek financial institutions	28.313	43.546
Debt securities issued by foreign financial institutions	194.172	156.527
Debt securities	1.772.757	1.815.769
Equity securities	158.132	92.482
Mutual funds units	256.123	246.255
Provision for impairment	(824)	(824)
Total available-for-sale investment securities	2.186.188	2.153.682

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	—	20.867
NBG Group bonds	22.237	22.914
Total held-to-maturity investment securities	22.237	43.781

Total investment securities	2.208.425	2.197.463

Net result from investment securities consists of:

	30.09.2006	30.09.2005

Investment securities:
Net gain on disposal of investments	118.525	93.260
Impairment charges on investments in associates	(40.189)	—
Total	78.336	93.260

16

The movement of investment securities may be summarised as follows:

	30.09.2006	31.12.2005
Investment securities - available for sale
Balance at 1 January	3.571.228	1.868.294
- Additions within the period	2.985.134	1.522.089
- Disposals (sale and redemption) within the period	(704.723)	(2.004.477)
- Gains / (losses) from changes in fair value	(2.790)	4.176
- IAS 39 adjustments & reclassifications	—	2.181.146
Balance at the end of the reporting period	5.848.849	3.571.228

Investment securities - held to maturity
Balance at 1 January	43.781	—
-Additions within the period	—	66.265
-Redemptions within the period	(21.544)	(21.484)
Balance at the end of the reporting period	22.237	43.781

NOTE 16: Investments in subsidiaries and associates and assets  classified  as  held  for sale

	Country	Interest (%)	30.09.2006	Interest (%)	31.12.2005
Investments in subsidiaries
National Securities SA	Greece	100,00	18.170	100,00	18.170
Ethniki Kefalaiou Management of Assets & Liabilities	Greece	100,00	3.326	100,00	3.326
Diethniki Mutual Fund Management SA	Greece	81,00	11.029	81,00	11.029
National Management & Organisation Company SA	Greece	100,00	23.328	100,00	23.328
Ethniki Leasing SA	Greece	93,33	29.055	93,33	29.055
Ethniki Mutual Funds SA	Greece	100,00	1.175	100,00	1.175
NBG Balkan Fund Ltd	Cyprus	100,00	500	100,00	500
NBG Greek Fund Ltd	Cyprus	100,00	15.000	100,00	15.000
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Estate Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Venture Capital Management Company Ltd	Cyprus	100,00	18	100,00	18
NBG Bancassurance SA	Greece	99,70	300	99,70	300
The South African Bank of Athens Ltd	S. Africa	91,43	13.791	91,41	16.070
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00	39.882	100,00	40.105
NBG Management Services Ltd	Cyprus	100,00	954	100,00	959
Stopanska Bank AD	Fyrom	73,04	72.010	71,19	72.010
United Bulgarian Bank Ad	Bulgaria	99,91	239.076	99,91	239.076
NBG International Ltd	UK	100,00	10.329	100,00	10.215
NBG Finance Plc	UK	100,00	74	100,00	73
Interlease AD	Bulgaria	100,00	3.873	87,50	1.086
ETEBA Bulgaria AD	Bulgaria	92,00	549	92,00	551
ETEBA Romania SA	Romania	100,00	901	100,00	919
NBG Luxembourg Holding SA	Luxembourg	94,67	71	94,67	71
NBG Luxfinance Holding SA	Luxembourg	94,67	71	94,67	71
NBG Funding Ltd	UK	100,00	10	100,00	10
Banca Romaneasca SA	Romania	98,88	132.072	97,14	69.507
Ethniki General Insurance SA	Greece	76,66	379.227	76,65	379.153
Astir Palace Vouliagmenis SA	Greece	78,06	195.806	78,06	195.806
Astir Alexandroupolis SA	Greece	—	—	100,00	5.055
Grand Hotel Summer Palace SA	Greece	100,00	5.781	100,00	5.781
NBG Training Centre SA	Greece	100,00	118	98,00	115
Ethnodata SA	Greece	98,41	6.062	98,41	6.062
Kadmos SA	Greece	100,00	1.716	99,99	1.716
Dionysos SA	Greece	99,42	36.470	99,90	36.470
Ektenepol Construction Company SA	Greece	100,00	47.947	100,00	47.947

17

	Country	Interest (%)	30.09.2006	Interest (%)	31.12.2005
Mortgage Tourist Protypos SA	Greece	100,00	79.950	100,00	79.950
Hellenic Tourist Construction SA	Greece	75,23	19.871	77,76	19.871
Ethniki Agricultural Operations SA	Greece	100,00	16	100,00	19
NBG International Holdings BV	Holland	100,00	54.800	100,00	58.807
Eurial Leasing SRL	Romania	70,00	8.430	70,00	8.400
Finansbank SA	Turkey	46,00	2.210.609	—	—
			3.662.661		1.398.070
Investments in associates
AGET Heracles	Greece	26,00	216.344	26,00	216.344
Phosphate Fertilisers Industries SA	Greece	24,23	—	24,23	40.189
Larko Metalourgical Company SA	Greece	36,43	4.352	36,43	4.352
SIEMENS Teleindustrial SA	Greece	30,00	9.973	30,00	9.973
Eviop Tempo SA	Greece	21,21	2.438	21,21	2.438
Banking Information Systems ‘TEIRESIAS” SA	Greece	39,34	354	39,34	354
Hellenic Countrysides SA	Greece	20,23	340	20,23	340
Social Securities Fund Management SA	Greece	40,00	470	40,00	470
Klostiria Pellis	Greece	20,89	—	20,89	—
Planet Ernst &Young SA	Greece	31,18	3.565	31,72	3.565
			237.836		278.025

Assets classified as held for sale
National Bank of Greece (Canada)	Canada	—	—		19.476

In February 2006 the Bank sold NBG Canada to Scotia Bank. The consideration received was € 51.950 th. The gain arising from the sale amounted to €31.917 th. minus the expenses arising from the sale amounted to €1.164 th. are reported in Income Statement in “Net result from investment securities”.

18

NOTE 17: Intangible assets

	Goodwill	Software	Other	Total
Cost
At 1 January 2005	38	137.572	15.675	153.285
Additions, disposals and write-offs (net)	(38)	5.877	10.605	16.444
At 31 December 2005	—	143.449	26.280	169.729

Accumulated amortization and impairment
At 1 January 2005	—	(123.115)	(1.453)	(124.568)
Additions, disposals and write-offs (net)	—	1.600	173	1.773
Amortization charge for the period	—	(10.481)	(2.575)	(13.056)
At 31 December 2005	—	(131.996)	(3.855)	(135.851)

Net book amount at 31 December 2005	—	11.453	22.425	33.878

Cost
At 1 January 2006	—	143.449	26.280	169.729
Additions, disposals and write-offs (net)	—	2.073	6.432	8.505
At 30 September 2006	—	145.522	32.712	178.234

Accumulated amortization and impairment
At 1 January 2006	—	(131.996)	(3.855)	(135.851)
Additions, disposals and write-offs (net)	—	1.067	(458)	609
Amortization charge for the period	—	(5.943)	(2.343)	(8.286)
At 30 September 2006	—	(136.872)	(6.656)	(143.528)

Net book amount at 30 September 2006	—	8.650	26.056	34.706

19

NOTE 18: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1 January 2005	563.169	604.251	361.500	49.957	20.537	1.599.414
Additions, disposals and write-offs (net)	54.872	58.084	21.620	5.696	8.554	148.826
At 31 December 2005	618.041	662.335	383.120	55.653	29.091	1.748.240

Accumulated depreciation and impairment
At 01 January 2005	—	(221.469)	(281.107)	(35.976)	—	(538.552)
Additions, disposals and write-offs (net)	—	(6.227)	(264)	(1.387)	—	(7.878)
Depreciation charge for the period	—	(19.453)	(35.297)	(4.322)	—	(59.072)
At 31 December 2005	—	(247.149)	(316.668)	(41.685)	—	(605.502)

Net book amount at 31December 2005	618.041	415.186	66.452	13.968	29.091	1.142.738
Cost
At 1 January 2006	618.041	662.335	383.120	55.653	29.091	1.748.240
Additions, disposals and write-offs (net)	(7.999)	(2.416)	13.802	524	11.021	14.932
At 30 September 2006	610.042	659.919	396.922	56.177	40.112	1.763.172

Accumulated depreciation and impairment
At 1 January 2006	—	(247.149)	(316.668)	(41.685)	—	(605.502)
Additions, disposals and write-offs (net)	—	2.048	1.749	642		4.439
Depreciation charge for the period	—	(14.246)	(24.683)	(2.861)	—	(41.790)
At 30 September 2006	—	(259.347)	(339.602)	(43.904)	—	(642.853)

Net book amount at 30 September 2006	610.042	400.572	57.320	12.273	40.112	1.120.319

NOTE 19: Other assets

	30.09.2006	31.12.2005

Accrued interest and commissions	479.529	508.324
Tax prepayments and other recoverable taxes	149.592	136.013
Trade receivables	18.933	12.179
Assets acquired through foreclosure proceedings	84.987	86.527
Prepaid expenses	8.890	14.950
Other	593.757	353.310
Total other assets	1.335.688	1.111.303

Other assets as at 30.09.2006 include an amount of € 332.646. relating to unsettled balances from securities transactions.

20

NOTE 20: Due to banks

	30.09.2006	31.12.2005

Demand deposits due to credit institutions	421.923	87.945
Time deposits due to credit institutions	338.848	284.457
Interbank deposits and amounts due to ECB	1.665.538	2.099.226
Amounts due to Central Bank	5.148	5.158
Securities sold under agreements to repurchase	3.066.260	2.479.265
Other	25.224	30.369
Total due to banks	5.522.941	4.986.420

NOTE 21: Due to customers

	30.09.2006	31.12.2005
Deposits:
Individuals	35.716.617	33.937.922
Corporate	4.756.609	4.404.633
Government and agencies	2.130.627	2.047.622
Total deposits	42.603.853	40.390.177
Securities sold to customers under agreements to repurchase	151.226	300.023
Other due to customers	341.332	370.000
Amounts due to customers	43.096.411	41.060.200

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit and loss.

NOTE 22: Other borrowed funds

	30.09.2006	31.12.2005
Fixed rate notes	185.905	215.983
Floating rate notes	1.786.834	1.808.068
Total	1.972.739	2.024.051

•                  NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a)                      In June 2002, € 750 million callable subordinated floating rate notes guaranteed on subordinated basis the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b)                     In June 2005, JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

21

•                  NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

a)                         In July 2003, € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b)                        In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12, 5 bps reset every six months and capped at 8,5% paid semi-annually.

c)                         In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015, or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% until 16 February 2010, and thereafter determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 23: Other liabilities

	30.09.2006	31.12.2005

Accrued interest and commissions	260.707	288.218
Creditors and suppliers	166.594	173.531
Amounts due to government agencies	281.313	409.426
Other provisions	32.444	32.959
Taxes payable - other than income taxes	10.942	22.188
Accrued expenses and deferred income	46.272	30.361
Payroll related accruals	4.381	38.773
Dividends payable	13.422	12.698
Other	412.385	636.388
Total other liabilities	1.228.460	1.644.542
Current tax liabilities	123.046	139.375
Total	1.351.506	1.783.917

Other liabilities as at 30.09.2006 include an amount of  € 274.127 relating to unsettled balances from securities transactions.

22

NOTE 24: Contingent liabilities and commitments

a. Legal proceedings

The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Bank.

b. Pending Tax audits

The Bank has been audited by the tax authorities up to 2004 inclusive. The tax authorities have not yet audited 2005 and accordingly tax obligations for the current year not be considered final. Additional taxes and penalties may be imposed as a result of such tax audit; although the amount cannot be determined at present, it is not expected to have material effect on Bank’s net assets.

c. Capital Commitments

In the normal course of business, the Bank enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Bank. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	30.09.2006	31.12.2005

Commitments to extend credits	14.081.347	10.386.660
Standby letters of credit	246.897	136.915
Financial Guaranties	2.742.323	2.615.411
Total	17.070.567	13.138.986

d. Assets pledged

	30.09.2006	31.12.2005

Assets pledged as collaterals	1.715.268	1.517.188

e. Operating lease commitments

	30.09.2006	31.12.2005

No later than 1 year	18.795	23.398
Later than 1 year and no later than 5 years	58.340	65.215
Later than 5 years	58.077	69.826
Total	135.212	158.439

23

NOTE 25: Share capital, share premium and treasury shares

Share capital	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

Increase of share capital above par value	135.707.764	678.539
At 30 September 2006	474.977.176	2.374.886

The total number of authorised, issued and fully paid ordinary shares as at 30 September 2006 was 474.977.176 with a nominal value of €5 per share. The amount arrived at after the completion of the merger with National Real Estate and the increase of the Bank’s total number of shares by 2.670.367. The nominal value of the shares increased to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

Furthermore, on 1 June 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of € 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22,11 for each new share. The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development. Consequently, the Bank’s share capital was increased by €678.539 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 less the share capital issue costs of € 82.248 was credited to the “share premium account”. The Bank’s share capital amounts to €2.374.886 divided in 474.977.176 ordinary registered voting shares of a nominal value of €5 each.

Share Premium	30.09.2006	31.12.2005

At 1 January	—	32.393
Merger through absorption of National Investment	—	13.100
Merger through absorption of National Real Estate	—	(45.493)
Increase of share capital above par value	2.321.960	—
Share capital issue costs	(82.248)	—
At 30 September 2006	2.239.712	—

Treasury Shares	No of shares	€’000s

At 1 January 2005	1.457.311	29.518
Purchases of treasury shares	370.000	10.179
Sales of treasury shares	(1.792.311)	(38.612)
At 31 December 2005	35.000	1.085

Purchases of treasury shares	—	—
Sales of treasury shares	—	—
Sales of treasury shares rights	—	(70)
At 30June 2006	35.000	1.015

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

24

Stock Option Program: On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of €5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option plan was approved, however no options have yet been issued. The stock option plan will last five years expiring in 2011. A maximum number of 3,5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, managers and employees of the Bank at a price floating within a range of a minimum price which is the nominal value of the Ordinary Shares (which, at the date of these financial statements is €5) to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1. 2006) until the date the options are first exercised. The price range gives the Board of Directors flexibility to determine the exercise price under different sub-plans. In the event there is a change in the number of shares of the Bank, the number of the stock option rights, which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

NOTE 26: Reserves & Retained Earnings

	30.09.2006	31.12.2005

Statutory reserve	212.652	212.652
Available for sale securities reserve	901	41.139
Other reserves and retained earnings	1.242.174	1.023.436
Total reserves & retained earnings	1.455.727	1.277.227

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	30.09.2006	31.12.2005

At 1 January	41.139	105.153
Net gains / (losses) from changes in fair value of AFS investments	40.876	38.675
Net gains / (losses) transferred to income statement	(81.114)	(102.689)
At the end of the reporting period	901	41.139

NOTE 27: Dividends per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As from 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

NOTE 28: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.09.2006	30.09.2005

Cash and balances with central banks	890.403	1.076.537
Treasury bills and other eligible bills	40.165	—
Due from banks	1.833.803	2.922.639
Total cash and cash equivalents	2.764.371	3.999.176

25

NOTE 29: Related –party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding at 30 September 2006 and 31 December 2005 are presented below. Transactions with related parties were entered into during the course of business at market rates.

a. Transactions with management

The Bank entered into banking transactions with members of the Board of Directors and General Managers of the Bank, in the normal course of business. The list of the members of the Board of Directors is shown under Note 1. Loans, deposits and letters of guarantee amounted to €1.742 thousand, €3.307 thousand and €2 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €6.053 thousand.

b. Other related party transactions
In million	30.09.2006	31.12.2005

Loans and advances to customers	1.501	1.453

Due to customers	3.114	3.004

Letters of guarantee	115	149

Interest and commission income	69	58
Interest and commission expense	138	168

26

NOTE 30: Acquisitions, disposals and other capital transactions

1.             Acquisitions and disposals

I.                 In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II.             In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.         On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV.         On 18 August 2006, NBG acquired from FIBA Group, a 46,0% interest (437 million shares) in the Ordinary Shares of Finansbank and 100,0% (100 shares) of the Founder Shares for USD 2.774 (€ 2.211) million. Upon receipt of the necessary regulatory approvals, NBG will apply to the Turkish Capital Markets Board to launch a Mandatory Offer for the remaining 44,3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding. If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90,3% (858 million Shares). If NBG acquires less than a 4,01% additional stake (38 million Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50,01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer. FIBA Holding will retain a residual stake of 9,7% (92 million Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50,01% stake in Finansbank upon completion of the transaction.

2.             Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the merger balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares and raised the total number of the Bank’s shares from 336.599.045 to 339.269.412.

27

NOTE 31: Post balance sheet events

1.                             On 12 September 2006 National Bank of Greece (NBG) and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG. NBG will pay to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99,4% of Vojvodanska’s share capital. In compliance with the relevant legislation, NBG will subsequently launch a tender offer to Vojvodanska’s minority shareholders on terms equivalent to those agreed with the Republic of Serbia. A further €25 million will also be deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodanska’s fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

2.                             On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to €48,7 million. The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

3.                             On 8 November 2006, NBG Funding Limited issued £375m Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities.

4.                             On 22 November 2006 a new tax law was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and presented in the Financial Statements for the year-ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, are subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves. The tax is payable in two instalments of which the first is due by 30 November 2006 and the second by 29 December 2006. The bank calculated the amount of tax to be paid at € 100,6 million. The impact on the Bank’s financial position cannot be estimated at this stage, as the tax payment will be accompanied by a reservation note.

NOTE 32: Restatement & Reclassifications

Certain amounts in prior periods have been restated or reclassified to conform to the current presentation.

Shareholder’s Equity

	As restated 30.09.2005	As previously reported 30.09.2005	Reclass/tions & Restatements	Footnote

Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Treasury shares	(38.612)	(38.612)	—
Reserves & retained earnings	1.217.893	1.219.317	(1.424)	(a)
Equity attributable to NBG shareholders	2.703.764	2.705.188	(1.424)

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Cash Flow Statement

	As restated 30.09.2005	As previously reported 30.09.2005	Reclass/tions & Restatements	Footnote
Net cash flows from/ (used in):
Operating activities	(603.297)	(596.717)	(6.580)	(b)
Investing activities	(26.006)	29.749	(55.755)	(b)
Financing activities	260.459	198.124	62.335	(b)

Effect of exchange rate changes on cash and cash equivalents	97.581	97.581	—
Net increase/(decrease) in cash and cash equivalents	(271.263)	(271.263)	—

Cash and cash equivalents at the beginning of the period	4.270.439	4.270.439	—
Cash and cash equivalents at the end of the period	3.999.176	3.999.176	—

Footnotes

a)                        Effect of accrued bonus payment to employees

b)                       Other reclassifications

NOTE 33 Foreign Currency Rates

Following rates were used for the translation of foreign branches:

From	To	Fixed rate as at 30.09.2006	Average rate 01.01.06 to 30.09.2006

ALL	EUR	0,00813	0,00855

CYP	EUR	1,73400	1,74295

EGP	EUR	0,13568	0,14190

GBP	EUR	1,47558	1,46091

YDN	EUR	0,01220	0,01196

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 30th November, 2006	Ioannis Pehlivanidis
Vice Chairman - Deputy Chief Executive Officer